SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2008

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated July 8, 2008

Press Release dated July 16, 2008 (this press release was deposited with SEC also on July 16, 2008)

Press Release dated July 22, 2008

Press Release dated July 30, 2008

Press Release dated July 31, 2008

Press Release dated July 31, 2008

Press Release dated July 31, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: July 31, 2008

Eni signs contracts for the sale of gas in Russia
and becomes the first European player to enter the Russian downstream market

San Donato Milanese (Milan), July 8, 2008 - Eni, through its wholly owned subsidiary OOO Eni Energhia, has signed gas sale contracts with TGK-9, a company that owns power plants in the Perm region in Russia. Under the terms of the contracts, as of June 1, 2008, 350 million cubic meters of gas will be sold by 2010.

Thanks to the new contracts, Eni will become the first European player to enter the Russian gas downstream market through sale and purchase deals. Moreover, this success represents a fundamental step towards the development of Eni’s presence in the Russian market, and to achieving the target set out in the strategic plan 2008-2011 of 900 million cubic meters to be sold in 2011.

The Russian gas market is the second largest consumer of gas worldwide. Furthermore, the Russian Government is pursuing a gradual plan of price increases that, following the trend of world energy outlooks, will make European and internal gas prices aligned between 2011 and 2014, net of transportation costs and export taxes.

Through these contracts, Eni, leader in the European gas market, upholds its strategy of entering new important markets.

Commercial relationships between Eni and Russia date back to early ’50s. Cooperation between Eni and Gazprom, which started in 1969, has significantly been developed and strengthened in the last years. In November 2006 Eni and Gazprom signed an important, strategic agreement to launch joint projects in the mid and downstream gas, in the upstream and in technological cooperation; in June 2007 both companies signed a Memorandum of Understanding for the realization of South Stream, a new gas pipeline system which will link Russia to the European Union across the Black Sea. In April 2007 Eni was also awarded, through the EniNeftegaz consortium, the assets of Lot 2 in the Yukos liquidation procedure, thus entering Russia’s upstream sector.

Company contacts:

Press Office: +39 02.52031875 - 06.5982398
Free number for shareholders: 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

PRESS RELEASE

Eni announces that it will appeal the ruling on Pieve Vergonte site (Syndial)

San Donato Milanese (Milan), July 16, 2008 - Following a meeting today, Eni Board of Directors has agreed with the decision by its subsidiary Syndial (former EniChem) to appeal the ruling of the District Court of Torino on July 8, 2008, ordering Syndial to pay the Italian Ministry of the Environment the sum of 1.9 billion euros for damages to the environment caused when EniChem managed the facilities at Pieve Vergonte from 1990-1996.

An application requesting suspension of enforceability of the sentence will be presented as soon as possible. Syndial and its technical-legal consultants consider the sentence and the amount of the compensation to be without any basis. Syndial underlines its longstanding commitment to protecting and cleaning up the site from the contamination which took place well before than Pieve Vergonte’s transfer to EniChem (now Syndial) as required by law in the 1980s, following the SIR Group’s financial problems.

Company contacts:

Press Office: +39 02.52031875 - 06.5982398
Free number for shareholders: 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Eni makes new significant gas discovery offshore Sicily

San Donato Milanese (Milan), July 22, 2008 - Eni has made a new, significant gas discovery in the Sicilian Strait, with the Cassiopea 1 well at a water depth of some 560 meters, about 22 km off the coast of Agrigento.

The Cassiopea field extends across G.R14.AG and G.R13.AG exploration licenses, which Eni operates with a 60% stake. Edison holds the remaining 40%. Gas reserves associated with the discovery are estimated at approximately 16 billion cubic meters.

Preliminary tests show production of around 190,000 cubic meters of gas per day. These initial encouraging results signal higher production during the normal life of the field. This discovery confirms the high potential of the Sicilian Strait deep offshore area, where the neighboring Panda and Argo fields are also located. For the Cassiopea field, which is integrated with Panda and Argo through subsea systems, an accelerated development is being evaluated in order to create synergies with other neighboring production sites.

The success of this exploration testifies to Eni’s commitment to the search for hydrocarbons in frontier environments such as deep water, as well as the great attention paid to the exploration and development of mining resources in Italy. In 2007 Eni’s oil and natural gas production in the country reached 212,000 boe/day. Eni is involved in projects in the Adriatic Sea, in the center-southern Apennines, onshore and offshore Sicily and in the Po Valley, for an overall area of 25,991 square kilometers, with Eni’s equity at 20,664 square kilometers.

Company Contacts:

Press Office: +39 02.52031875 - +39 06.5982398
Switchboard number: +39-0659821
Free Number: 800940924

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Eni and Publigas sign a Shareholders’ Agreement in relation to Distrigas

San Donato Milanese (Milan), July 30, 2008 - Eni and Publigas are pleased to announce that they have signed today a final Shareholders’ Agreement defining their relationship with regard to the management of Distrigas.

On May 29, 2008, Eni signed an agreement to acquire from Suez-Tractebel SA, subject to the satisfaction of certain conditions precedent, its 57.243% interest (the "majority stake") in Distrigas, in which Publigas holds a 31.25% interest. Simultaneous with the signing of the Shareholders’ Agreement, Publigas has waived its pre-emption right in relation to the majority stake.

Pursuant to the Shareholders’ Agreement, Eni and Publigas will, respectively, have the right to appoint 11 and 7 board members of Distrigas, excluding the legally required independent directors.

The Shareholders’ Agreement also provides for certain shareholder matters, such as the approval of the annual accounts, the approval of dividend distributions, the appointment of the statutory auditor and the independent directors, and certain board matters, such as the approval of the business plan and the approval of significant investments, in relation to which there will be a prescribed voting procedure.

As future reference shareholders in Distrigas, Eni and Publigas have also agreed certain share transfer restrictions and arrangements, including, inter alia, pre-emption rights.

The effectiveness of the Shareholders’ Agreement is conditional upon, inter alia, the closing of the acquisition by Eni of the majority stake.

Further information on the provisions of the Shareholders’ Agreement will be included in the mandatory tender offer prospectus which will be issued as a result of the closing of the acquisition of the majority stake.

This press release will also be released in French and Dutch.

Contacts:

Eni:
Press Room: Tel. +39 02.52031875 - +39 06.5982398
Freephone number in Italy for shareholders: 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Publigas:
Mr Christian Viaene

Tel. +32 475 260019
Fax +32 2 548 36 17

info@publigas.be

Website: www.intermixt.be

ENI ANNOUNCES RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF OF 2008

INTERIM DIVIDEND PROPOSAL OF EURO 0.65 PER SHARE OR $2.04 PER ADR1

•	Adjusted net profit: up 4.4% to euro 2.32 billion for the second quarter and up 9.6% to euro 5.37 billion for the first half of 2008
•	Net profit: up 51.6% to euro 3.44 billion for the second quarter and up 39.2% to euro 6.76 billion for the first half of 2008
•	Cash flow: euro 5.19 billion for the second quarter (euro 9.95 billion for the first half of 2008)
•	Oil and natural gas production for the second quarter: up 2.1% to 1.77 million barrels per day; up by 8.1% excluding the impact of price revision in the Company’s PSAs (up by 2.8% for the first half of 2008; up by 8.1% excluding the impact of price revision)
•	Natural gas sales for the second quarter: up 7.7% to 22.16 billion cubic metres (up by 8.6% for the first half 2008)

San Donato Milanese, July 31, 2008 - Eni, the international oil and gas company, today announces its group results for the second quarter of 2008 (unaudited). The Board has also approved the interim report as of June 30, 2008, which will be published prior to August 2008, together with the independent auditor’s report. The most relevant information from the interim report is provided in this press release.

Paolo Scaroni, Chief Executive Officer, commented:
“I am pleased to announce that Eni has delivered a record performance for the first half of 2008, due to high oil prices and to our success in generating industry leading production growth. The Company has continued to make progress in further strengthening our E&P portfolio, whilst expanding our G&P activities into Europe through the acquisition of Distrigaz. Our confidence in the Group’s excellent outlook underpins my proposal to Eni’s Board on September 11, 2008 to pay an interim dividend of euro 0.65 per share.”

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

				SUMMARY GROUP RESULTS
4,218	6,178	5,723	35.7	Operating profit	9,323	11,901	27.7
4,196	5,909	5,605	33.6	Adjusted operating profit (a)	9,449	11,514	21.9
2,267	3,321	3,437	51.6	Net profit (b)	4,855	6,758	39.2
0.62	0.91	0.94	51.6	- per ordinary share (euro) (c)	1.32	1.85	40.2
1.67	2.73	2.94	76.0	- per ADR ($) (c) (d)	3.51	5.66	61.3
2,220	3,050	2,318	4.4	Adjusted net profit (a) (b)	4,900	5,368	9.6
0.60	0.83	0.64	6.7	- per ordinary share (euro) (c)	1.33	1.47	10.5
1.62	2.49	2.00	23.5	- per ADR ($) (c) (d)	3.54	4.50	27.1

(a)	For a detailed explanation of adjusted operating profit and net profit see page 26.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

____________

(1)	As converted at the Noon Buying Rate of 1 EUR = 1.569 USD taken from the US Federal Reserve Statistical Release on July 25, 2008.

Financial highlights

Second quarter of 2008

-	Adjusted operating profit was euro 5.61 billion, up 33.6% from the second quarter of 2007. This was due to the better operating performance of the Exploration & Production division, driven by higher realizations and production growth. Partly offsetting these was the euro’s appreciation against the dollar (up 15.9%) and rising costs and amortization charges. The Petrochemical and Refining & Marketing divisions reported lower operating profit.
-	Adjusted net profit was up 4.4% to euro 2.32 billion, mainly as a result of the stronger operating performance that was partly offset by a higher tax rate on an adjusted basis (from 48.3% to 57.5%).
-	Capital expenditures for the quarter were up 62.3% from a year ago to euro 3.64 billion mainly related to continuing development activities of oil and gas reserves, exploration projects, and the upgrading of gas transportation infrastructures and Saipem rigs and offshore construction vessels.
-	Net cash generated by operating activities amounting to euro 5.19 billion and coupled with cash from divestments for euro 145 million was used to fund a part of financing needs associated with expenditures on capital and exploration projects (euro 3.64 billion), the payment of the balance dividend for the fiscal year 2007 (euro 2.55 million) and the repurchase of 8 million own shares at a cost of euro 195 million. Net borrowings in the quarter increased by euro 974 million to euro 16.56 billion.

First half of 2008

-	Adjusted operating profit for the first half was euro 11.51 billion, up 21.9% from a year ago, due to a better operating performance reported by the Exploration & Production division, partly offset by lower operating profit reported in the Petrochemical and Refining & Marketing divisions.
-	Adjusted net profit was up 9.6% to euro 5.37 billion, mainly as a result of the stronger operating performance, that was partly offset by a higher tax rate on adjusted basis (from 47.4% to 52.4%).
-	Net cash generated by operating activities amounting to euro 9.95 billion and coupled with cash from divestments for euro 473 million was used to fund almost all financing needs associated with expenditures on capital and exploration projects (euro 6.76 billion), dividend payments (euro 2.55 million), the completion of the acquisition of Burren Energy Plc (euro 1.7 billion) and the repurchase of 16.6 million own shares at a cost of euro 388 million. At June 30, 2008 net borrowings amounted to euro 16.56 billion and increased by euro 238 million from December 31, 2007. Foreign currency translation effects contributed to the reduction of net borrowings.
-	Return on Average Capital Employed (ROACE)[2] calculated on an adjusted basis for the twelve-month period ending June 30, 2008 was 19.8% (21.4% for the twelve-month period ending June 30, 2007).
-	Ratio of net borrowings to shareholders’ equity including minority interest – leverage[2] – was unchanged at 0.38 with respect to end of 2007.

Interim dividend for 2008

In light of the financial results achieved for the first half of 2008 and the projected full-year results, the CEO will propose the distribution of an interim dividend for the fiscal year 2008 of euro 0.65 per share (euro 0.60 per share in 2007; up 8.3%) to the Board of Directors on September 11, 2008. The interim dividend is payable on September 25, 2008 to shareholders on the register on September 22, 2008.

_______________

(2)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 36 and 38 for leverage and ROACE, respectively.

Operational highlights and trading environment

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

				KEY STATISTICS
1,736	1,796	1,772	2.1	Production of hydrocarbons	(kboe/d)	1,735	1,784	2.8
1,026	1,012	998	(2.7)	- Liquids	(kbbl/d)	1,028	1,005	(2.2)
4,082	4,503	4,442	8.6	- Natural gas	(mmcf/d)	4,063	4,472	10.4
20.58	30.91	22.16	7.7	Worldwide gas sales	(bcm)	48.87	53.07	8.6
1.02	1.84	1.48	45.1	- of which: E&P sales		2.24	3.32	48.2
8.86	8.16	7.21	(18.6)	Electricity sold	(TWh)	16.24	15.37	(5.4)
3.18	3.06	3.21	0.9	Retail sales of refined products in Europe	(mmtonnes)	6.06	6.27	3.5

Second quarter of 2008

-	Oil and natural gas production for the second quarter averaged 1.772 mmboe/d, an increase of 2.1% compared with the second quarter of 2007 mainly due to the benefit of the assets acquired in 2007 and 2008 in the Gulf of Mexico, Congo and Turkmenistan (for an overall increase of 88 kboe/d), as well as continuing production ramp-up in Egypt, Angola, Pakistan and Venezuela. These improvements were partially offset by unplanned facility downtime in the United Kingdom and Australia, and mature field declines in Italy. Higher oil prices resulted in lower volume entitlements in Eni’s Production Sharing Agreements (PSAs) and similar contractual schemes, down approximately 100 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up 8.1%.
-	Eni’s worldwide natural gas sales were 22.16 bcm, up 7.7% mainly driven by an increase in international sales that were up by 18.7% mainly reflecting organic growth achieved in European markets.
-	Oil and gas realizations in the quarter were up 58% driven by strength in Brent prices (up 76.5% from the second quarter of 2007).
-	The trading environment favorably influenced natural gas marketing margins due to favorable trends in the euro vs. the dollar exchange rate.
-	Refining results were affected by higher planned and unplanned downtime, the euro’s appreciation against the dollar and rising refining utility costs, partly offset by an improved dollar-denominated trading environment. Marketing margins on wholesale markets also weakened.

First half of 2008

-	Oil and natural gas production for the first half of 2008 averaged 1.784 mmboe/d, an increase of 2.8% compared with the first half of 2007 mainly due to the benefit of the assets acquired in 2007 and 2008 in the Gulf of Mexico, Congo and Turkmenistan (for an overall increase of 103 kboe/d), as well as continuing production ramp-up in Egypt, Angola, Pakistan and Venezuela. These positives were partially offset by planned and unplanned facility downtime and technical issues in the North Sea, Nigeria and Australia, as well as mature field declines. Higher oil prices resulted in lower volume entitlements in Eni’s PSAs and similar contractual schemes, down approximately 90 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up 8.1%.
-	Eni’s worldwide natural gas sales were 53.07 bcm, up 8.6% driven by an increase in international sales that were up by 20.1% mainly reflecting in addition to the higher seasonal sales recorded in the first quarter, organic growth achieved in European markets.
-	Oil and gas realizations in the first half of 2008 were up 52.4% driven by strength in Brent prices (up 72.5% from the first half of 2007).
-	The trading environment unfavorably affected natural gas marketing margins.

Portfolio developments

Acquisition of Distrigaz SA
On May 29, 2008, upon finalization of an auction procedure in which virtually all the major European gas operators took part, Eni entered into a binding agreement with the French company Suez-Tractebel to buy its 57.243% majority stake in Distrigaz SA, listed on Euronext, for an initial price of euro 2.74 billion. The deal values Distrigaz at euro 4.8 billion. In 2007, Distrigaz, the incumbent gas company within Belgium, sold 17 bcm of gas volumes directed to Belgium businesses, resellers and utilities as well as other European markets. Distrigaz’s long-term gas supply contracts covered approximately 90% of its annual sales; these supply contracts are with Norway, the Netherlands and Qatar. This deal will strengthen Eni’s leadership in the European gas market by securing an incumbent position within the Belgium gas market. The Belgium market will play a crucial role in the development of marketing activities in Europe because it is a liquid gas market and allows easier access for gas connectivity between several European markets. The deal is expected to be finalized by the end of 2008, as soon as authorization from the European Commission is granted and other conditions are met, including the condition that the municipal holding company Publigaz SCRL waives its rights of pre-emption over the transfer of shares from Suez to Eni. Currently Publigaz owns 31.254% of the share capital of Distrigaz. Following the closing of the deal, Eni will launch a mandatory cash offer on remaining Distrigaz shares.
On July 30, 2008 Eni and Publigaz signed a shareholders agreement intended to regulate the governance of Distrigaz. This agreement provides the right of Publigaz to put its shares to Eni in accordance with the terms contained in the shareholders agreement. Publigaz has concurrently waived its pre-emption rights on the 57.243% stake of the share capital of Distrigaz being sold.

Furthermore, Eni signed a preliminary agreement with Suez to dispose of certain assets, also targeting optimization of its asset portfolio. Eni’s consideration assets include: (i) Eni’s network of low-pressure pipelines serving the consumer area of Rome; this is a 5,300-kilometre long network; (ii) interests in some of Eni’s exploration and production properties. Also the two partners are negotiating certain long-term supply contracts whereby Eni will supply to Distrigaz: (i) volumes of electricity up to a maximum of 1.1 GW of generation capacity for 20 years; (ii) volumes of gas to be delivered in Italy and outside Italy up to a 20-year period and an option for Distrigaz to purchase LNG volumes equivalent to 0.9 bcm to be delivered to the Gulf of Mexico for 20 years.

Other portfolio developments

-	Defined a cooperation agreement with the Republic of Congo for the extraction of unconventional oil from the Tchikatanga and Tchikatanga-Makola oil sands deposits. The two deposits that cover acreage of approximately 1,790 square kilometres are deemed to contain significant amount of resources based on a recent survey. Eni plans to monetize the heavy oil by applying its EST (Eni Slurry Technology) proprietary technology intended to convert entirely the heavy barrel into high-quality light products. The agreement also comprises construction of a new 450 MW electricity generation plant (Eni’s share 20%) to be fired with the associated natural gas from the operated M’Boundi field and a partnership for the production of bio-diesel.
-	Signed a memorandum of understanding with the British company Tullow Oil Ltd to purchase a 52% stake and the operatorship of fields in the Hewett Unit and relevant facilities. Eni aims to upgrade certain depleted fields in the area so as to achieve a gas storage facility with a 5 bcm capacity to support seasonal upswings in gas demand in the UK. Once completed, it will be the largest storage site in the UK. This transaction is expected to close by the end of 2008.
-	Signed a strategic agreement with the Venezuelan State oil company PDVSA for the definition of a plan to develop a field located in the Orinoco oil belt, with a gross acreage of 670 square kilometres. This block is deemed to contain significant amounts of heavy oil according to a recent survey. Eni plans to monetize the heavy oil using the EST (Eni Slurry Technology).
-	Renewed the partnership with the Brazilian oil company Petrobras to implement joint projects targeting crude oil production and processing, production and marketing of bio-fuels and joint assessment of options to monetize gas reserves that were found by Eni offshore Brazil.
-	Finalized a strategic oil deal with the Libyan national oil company based on the framework agreement of October 2007. This deal effective from January 1, 2008, extends the terms of Eni titles in Libya until 2042 and

2047 for oil and gas properties respectively. It also targets a number of industrial initiatives designed to monetize the large reserve base, particularly through the implementation of important gas projects.
-	Signed a memorandum of understanding with the state-owned company Qatar Petroleum International to target joint investment opportunities in the exploration and production of oil and gas.
-	Made a cash offer to acquire up to 20% of the share capital of Hindustan Oil Exploration Ltd pursuant to the acquisition of Burren Energy Plc, resulting in the indirect acquisition of 27.17% of the share capital of the target company. This company is listed on the main Indian stock markets. Although the formal offer process is not yet completed, the outcome is likely to be positive and Eni believes that it should be able to increase its interest to 47.17%.
-	Signed a memorandum of understanding relating to the thermoelectric sector in Egypt whereby the Company will provide its technology for the combined production of electricity and steam from gas-fired plants.
-	Signed an agreement to purchase a 17% stake in the share capital of Gaz de Bordeaux Energie Services SAS. Also Eni’s associate Altergaz (Eni’s interest being 38%) intends to purchase a stake of a similar size. The two partners plans to support the development of the target company by supplying it with up to 250 mmcm/y for ten years to expand sales to residential, commercial and industrial customers.
-	Signed a gas supply contract with a thermoelectric customer in Russia. This deal marks the start of Eni’s gas marketing activities in the country.
-	Started-up the Oooguruk (Eni 30%), Mondo (Eni 20%) and Corocoro (Eni 26%) fields in Alaska, Angola and Venezuela, respectively. Completed the upgrading of facilities at the operated Bhit gas field in Pakistan (Eni 40%) leading to the start-up of the satellite Badhra field.
-	Sanctioned the development plan of the operated Nikaitchuq oilfield in Alaska (Eni 100%). Production start-up is expected by the end of 2009.
-	Approved the Kitan oilfield development area by the Timor Sea Designated Authority pursuant to the declaration of commercial discovery that was made by Eni. The discovery is located in lease 06-105 in the Joint Petroleum Development Area 170 kilometres off the Timor Leste coast and 500 kilometres off the Australian coast.
-	Granted the West Timor exploration lease that covers an area of 4,075 square kilometres onshore and offshore Indonesia.
-	Successfully bid for 32 exploration leases offshore the Gulf of Mexico close to certain of Eni’s producing fields as well as 18 exploration leases in Alaska.
-	Continued exploration success:
(i) in the UK, a gas and condensates discovery was made near the recent Jasmine discovery (Eni 33%). Joint development of these two structures is being assessed in combination with existing facilities. The oil and gas Kinnoul discovery (Eni 16.67%) is planned to be developed in synergy with the production facilities of Andrew (Eni 16.21%);
(ii) in Norway, the operated Afrodite and participated Gamma gas discoveries were made (Eni 45% and 17% respectively) and the operated Marulk discovery (Eni 20%) was successfully appraised;
(iii) in Egypt offshore the Nile delta, the important Satis gas discovery (Eni 50%) will support supplies to the planned capacity expansion at the Damietta liquefaction facility;
(iv) in the Gulf of Mexico, a number of oil discoveries were made with the Kodiak well (Eni 25%), that will be developed through the facilities of the operated Devil’s Tower platform, and the operated Appaloosa/Aransas and the participated Stones-3 wells (Eni 100% and 15% respectively);
(v) offshore Angola, the oil discovery Sangos 1 in the operated Block 15/06 (Eni 35%) was declared of commercial interest;
(vi) offshore Sicily (Italy), the operated gas discovery Cassiopea 1 (Eni 60%) was made yielding excellent results.

Outlook for 2008
The outlook for Eni in 2008 remains positive, with key business trends for the year as follows:

-	production of liquids and natural gas is forecasted to increase by approximately 2% from 2007 (actual oil and gas production averaged 1,736 mmboe/d in 2007) under the management’s scenario of Brent crude oil price at $112 per barrel for the full year. Additional production flowing from assets acquired in 2007 and 2008 in the Gulf of Mexico, Congo and Turkmenistan, as well as field start-ups in Angola, Egypt, Venezuela, Congo, Pakistan and the USA will sustain production performance against expected mature field declines and lower volume entitlements in the Company production sharing agreements (PSA). The Company expects to continue to grow robustly in the medium-term in a high-price environment; particularly the Company estimates an average production growth rate of 3% till 2011 assuming Brent price at $120 per barrel over the period. The Company has also revised its long-term oil price assumption to $65 per barrel (real terms 2012);
-	sales volumes of natural gas worldwide are forecasted to increase by approximately 3% from 2007 (actual sales volumes in 2007 were 98.96 bcm) reflecting the stronger seasonal sales recorded in the first quarter. Eni expects to achieve an increase in international sales driven by growth in a number of target markets in the Rest of Europe and in the LNG business. This sales forecast does not include any contribution from the acquisition of Distrigaz, whilst it takes account of the full contribution coming from upstream gas operations that were acquired in the Gulf of Mexico in midst 2007;
-	refining throughputs on Eni’s account are expected to be unchanged from 2007 (actual throughputs in 2007 were 37.15 mmtonnes). Higher throughputs are forecasted at the Ceska Rafinerska as a result of the acquisition of an additional stake made in 2007. This improvement will be offset by an expected decrease in Italy mainly at the Livorno refinery as a result of an unfavorable refining scenario and facility downtime at the Venice refinery. The Sannazzaro refinery is expected to achieve higher processing;
-	retail sales of refined products are expected to increase by approximately 2% from the 2007 level (11.8 mmtonnes were the comparable volumes achieved in 2007, which excludes volumes marketed in the Iberian Peninsula in 2007). This increase is driven by higher sales in Europe due to the full contribution of assets acquired in 2007 in Central-Eastern Europe and higher market share projected in retail marketing operations in Italy.

In 2008, management expects to spend approximately euro 14 billion on capital expenditures up 32% from 2007 (euro 10.59 billion in 2007). Major increases are expected in the development of oil and natural gas reserves, the upgrading of construction vessels and rigs, and the upgrading of natural gas transport infrastructures.
On the basis of planned cash outflows to fund capital expenditures, the acquisition of Distrigaz, and shareholders remuneration, as well as certain expected divestments, management expects the Group’s leverage to achieve a lower level compared with 0.38 as reported in 2007, assuming the Company’s scenario for Brent prices at 112 $/barrel for the full-year and absent any further acquisitions.

Quarterly accounts set forth herein have been prepared in accordance with the evaluation and measurement criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. Results are presented for the Second Quarter and the First Half of 2008 and for the Second Quarter and the First Half of 2007. Information on liquidity and capital resources relates to the end of the period as of June 30, 2008, March 31, 2008, and December 31, 2007. Tables contained in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report.
Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Marco Mangiagalli in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

Cautionary statement
This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the First Half of the year cannot be extrapolated on an annual basis.

* * *

Contacts

E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Capital Stock: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39-0659821 - Fax: +39-0659822141

* * *

This press release for the Second Quarter of 2008 (unaudited) is also available on the Eni web site: www.eni.it.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 70 countries and is Italy’s largest company by market capitalization.

Summary result for the second quarter and the first half of 2008

(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

19,775	28,313	27,109	37.1	Net sales from operations	41,688	55,422	32.9
4,218	6,178	5,723	35.7	Operating profit	9,323	11,901	27.7
(262)	(322)	(756)		Exclusion of inventory holding (gains) losses	(107)	(1,078)
240	53	638		Exclusion of special items	233	691
				of which:
56				- non recurring items	56
184	53	638		- other special items	177	691

4,196	5,909	5,605	33.6	Adjusted operating profit	9,449	11,514	21.9

2,267	3,321	3,437	51.6	Net profit attributable to Eni	4,855	6,758	39.2
(207)	(241)	(542)		Exclusion of inventory holding (gains) losses	(110)	(783)
160	(30)	(577)		Exclusion of special items	155	(607)
				of which:
81				- non recurring items	81
79	(30)	(577)		- other special items	74	(607)

2,220	3,050	2,318	4.4	Adjusted net profit attributable to Eni	4,900	5,368	9.6
156	172	195	25.0	Adjusted net profit of minority interest	311	367	18.0
2,376	3,222	2,513	5.8	Adjusted net profit	5,211	5,735	10.1
				Breakdown by division (a):
1,647	2,094	2,047	24.3	Exploration & Production	3,056	4,141	35.5
418	1,202	377	(9.8)	Gas & Power	1,577	1,579	0.1
137	66	106	(22.6)	Refining & Marketing	250	172	(31.2)
51	(66)	(102)	..	Petrochemicals	130	(168)	..
159	165	203	27.7	Engineering & Construction	304	368	21.1
(70)	(46)	(68)	2.9	Other activities	(120)	(114)	5.0
115	(123)	26	(77.4)	Corporate and financial companies	29	(97)	..
(81)	(70)	(76)		Impact of unrealized intragroup profit elimination (b)	(15)	(146)

				Net profit
0.62	0.91	0.94	51.6	per ordinary share (euro)	1.32	1.85	40.2
1.67	2.73	2.94	76.0	per ADR ($)	3.51	5.66	61.3
				Adjusted net profit
0.60	0.83	0.64	6.7	per ordinary share (euro)	1.33	1.47	10.5
1.62	2.49	2.00	23.5	per ADR ($)	3.54	4.50	27.1
3,673.2	3,653.1	3,645.1	(0.8)	Weighted average number of outstanding shares (c) (million)	3,676.5	3,649.1	(0.7)
4,120	4,759	5,191	26.0	Net cash provided by operating activities	9,683	9,950	2.8
2,244	3,118	3,641	62.3	Capital expenditures	4,257	6,759	58.8

(a)	For a detailed explanation of adjusted net profit by division see page 26.
(b)	Unrealized intragroup profit concerned intragroup sales of goods and services recorded at period end as an asset of the purchasing business segment.
(c)	Fully diluted.

Trading environment indicators

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

68.76	96.90	121.38	76.5	Average price of Brent dated crude oil (a)	63.26	109.14	72.5
1.348	1.500	1.562	15.9	Average EUR/USD exchange rate (b)	1.329	1.530	15.1
51.01	64.60	77.71	52.3	Average price in euro of Brent dated crude oil	47.60	71.33	49.9
6.90	3.81	8.04	16.5	Average European refining margin (c)	4.98	5.93	19.1
5.12	2.54	5.15	0.6	Average European refining margin in euro	3.75	3.88	3.5
4.1	4.5	4.9	19.5	Euribor - three month rate (%)	3.9	4.7	20.5
5.6	3.3	2.8	(50.0)	Libor - three month dollar rate (%)	5.5	3.0	(45.5)

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Second quarter of 2008

Group results
Eni’s net profit for the second quarter of 2008 was euro 3,437 million, an increase of euro 1,170 million from the second quarter of 2007, or 51.6%. This result benefited from higher reported operating profit, which was up euro 1,505 million, or 35.7%, mainly because of the improved operating performance reported by the Exploration & Production division. The improvement in operating profit was partly offset by higher income taxes, down euro 228 million. Specifically, higher income taxes currently payable were recorded by both:
(i) subsidiaries of the Exploration & Production division operating outside Italy due to higher taxable profit; and
(ii) Italian subsidiaries operating in the energy sector3 pursuant to recently enacted tax provisions as per Law Decree No. 112 of June 25, 2008, that introduced a 5.5% supplemental tax rate on taxable profit. As this 5.5% supplemental tax rate is effective from January 1, 2008, the second quarter result was affected by an amount of income taxes pertaining to the first quarter of 2008. Management is not able to predict whether the text of the law decree as amended will undertake any adjustments when the Italian Parliament ratifies it. Any possible modification will be accounted in the results of the third quarter of 2008.
The increased taxes currently payable were partly offset by an adjustment to deferred tax relating to:
(a) utilization of deferred tax liabilities recognized on higher carrying amounts of period-end inventories of oil, gas and refined products stated at the weighted-average cost with respect to their tax base according to the last-in-first-out method. In fact, pursuant to above mentioned Law Decree No. 112 of June 25, 2008, energy companies in Italy are required from now on to state inventories of hydrocarbons at the weighted-average cost for tax purposes as opposed to the previous Lifo evaluation and to recognize a one-off amount calculated by applying a special tax with a 16% rate on the difference between the two amounts. Accordingly, profit and loss benefited from the difference between utilization of deferred tax liabilities accrued on hydrocarbons inventories and the mentioned one-off tax. This one-off tax will be paid in three annual instalments of same amount, due from 2009 onwards; (b) application of the Budget Law for 2008 that provided an increase in limits whereby carrying amounts of assets and liabilities of consolidated subsidiaries can be recognized for tax purposes by paying a one-off amount calculated by applying a special tax with a 6% rate. This provision apply to subsidiaries that are included in consolidated accounts for the purpose of preparing the tax return; (c) enactment of a renewed tax framework in Libya regarding oil companies operating in accordance with production sharing schemes. Based on the new provisions, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the partial utilization of previously accrued deferred tax liabilities.

Eni’s adjusted net profit amounted to euro 2,318 million, an increase of euro 98 million or 4.4% from the second quarter of 2007. Adjusted net profit is calculated by excluding an inventory holding gain of euro 542 million and special gains of euro 577 million net, resulting in an overall adjustment equal to a decrease of euro 1,119 million. Special items mainly related to asset impairments, including unproved oil and gas properties, refineries and petrochemicals plants, as well as gains reflecting an adjustment to deferred tax for Italian subsidiaries and Libyan oil properties due to aforementioned new tax rules.

Results by division
The increase in the Group adjusted net profit mainly reflected a higher result reported by:

-	The Exploration & Production division achieved an increase of euro 400 million in adjusted net profit, up 24.3%, due to an improved operating performance (up euro 1,510 million, or 43.4%) driven by higher realizations in dollars (oil up 62.6%; natural gas up 53.8%) and production growth (up 4.7 mmboe). These improvements were partially offset by the appreciation of the euro against the dollar (up 15.9%), rising operating costs and higher amortization charges, also due to increased exploration activity (increasing by euro 159 million on a constant exchange rate basis). Income taxes increased by euro 1,148 million, also reflecting a higher tax rate (from 54.3% to 60.3%) mainly due to the recognition in the second quarter of 2008 of higher income taxes for Italian companies pursuant to new tax rules effective from January 1, 2008 and a higher share of profit earned by subsidiaries outside Italy.
-	The Engineering & Construction division reported improved net profit (up euro 44 million, or 27.7%) driven by better operating performance up euro 50 million due to favourable market conditions.

_______________

(3)	New provisions apply to companies that operate in the production and marketing of hydrocarbons and electricity, with annual revenues in excess of euro 25 million.

These increases were partly offset by weaker results reported by the oil, gas and petrochemical downstream businesses.

-	The Petrochemicals division incurred a loss at both the operating level and the bottom line reversing previous quarter profit, down euro 224 million and euro 153 million respectively. This shortfall was due to a steep decline in selling margins of commodity chemicals, reflecting higher supply costs of oil-based feedstock that were not fully recovered in sales prices.
-	The Gas & Power division reported lower adjusted net profit (down euro 41 million, or 9.8%) mainly as a result of higher income taxes pursuant to recently enacted changes to Italian tax rules, effective from January 1, 2008. Operating performance improved from a year ago, up euro 68 million or 13.1%, reflecting a better performance delivered by regulated businesses in Italy and international transport.
-	The Refining & Marketing division reported lower adjusted results (down euro 31 million, or 22.6%) due to a weaker operating performance (down euro 35 million, or 18.9%) recorded by both refining and wholesale marketing activities, and lower results of equity-accounted entities. These negatives were partly offset by lower income taxes, reflecting smaller profit before taxes.

First half of 2008

Group results
Eni’s net profit for the first half of 2008 was euro 6,758 million, an increase of euro 1,903 million from the first half of 2007, or 39.2%. This result benefited from higher reported operating profit, which was up euro 2,578 million, or 27.7%, mainly as a result of an improved performance by the Exploration & Production division. The improved operating result was partly absorbed by higher income taxes (down euro 809 million), reflecting higher tax currently payable recorded by subsidiaries of the Exploration & Production division operating outside Italy.
On the positive side, an adjustment was recorded relating to deferred tax for Italian companies and for Libyan activities, reflecting the aforementioned new tax rules

Eni’s adjusted net profit amounted to euro 5,368 million, an increase of euro 468 million or 9.6% from the first half of 2007. Adjusted net profit is calculated by excluding an inventory holding gain of euro 783 million and special gains of euro 607 million net, resulting in an overall adjustment equal to a decrease of euro 1,390 million. Special items mainly related to asset impairments, including unproved oil and gas properties, refineries and petrochemicals plants, as well as gains reflecting an adjustment to deferred tax for Italian subsidiaries and Libyan oil properties due to aforementioned new tax rules. A special gain was also recorded on the divestment of interests in the Engineering & Construction business.

Results by division
The increase in the Group adjusted net profit mainly reflected a higher result reported by:

-	The Exploration & Production division achieved an increase of euro 1,085 million in adjusted net profit, up 35.5%, due to a better operating performance (up euro 2,754 million, or 41.6%) driven by higher realizations in dollars (oil up 60.9%; natural gas up 40.8%) and production growth (up 11.8 mmboe). These improvements were partially offset by the appreciation of the euro against the dollar (up 15.1%), rising operating costs and higher amortization charges, also due to increased exploration activity (increasing by euro 417 million at constant exchange rates). Income taxes increased by euro 1,859 million, also reflecting a higher tax rate (from 54.5% to 57.1%).
-	The Engineering & Construction division reported improved net profit (up 64 million, or 21.1%) driven by better operating performance which was up euro 88 million due to favourable market conditions.

These increases were partly offset by weaker results reported by the oil and petrochemical downstream businesses.

-	The Petrochemicals division incurred a loss at both the operating level and the bottom line reversing previous year profit, down euro 414 million and euro 298 million respectively. This shortfall was due to a steep decline in commodity chemical margins, reflecting higher supply costs of oil-based feedstock that were not fully recovered in sales prices.
-	The Refining & Marketing division reported lower adjusted results (down euro 78 million, or 31.2%) as operating performance decreased by euro 125 million from a year ago, mainly due to poor refining performance.
This reduction was partly offset by lower income taxes reflecting lower taxable profit.

Liquidity and capital resources
Summarized Group Balance Sheet

(million euro)	December 31, 2007	March 31, 2008	June 30, 2008	Change vs Dec. 31, 2007	Change vs Mar. 31, 2008

Fixed assets	62,849	64,419	65,391	2,542	972
Net working capital	(3,006)	(3,570)	(4,608)	(1,602)	(1,038)
Provisions for employee benefits	(935)	(910)	(915)	20	(5)
Non-current assets held for sale including related net borrowings	286	266	586	300	320

Capital employed, net	59,194	60,205	60,454	1,260	249

Shareholders’ equity including minority interest	42,867	44,614	43,889	1,022	(725)
Net borrowings	16,327	15,591	16,565	238	974

Total liabilities and shareholders’ equity	59,194	60,205	60,454	1,260	249

Period-end currency translation effects reduced the carrying amounts of net capital employed, shareholders’ equity and net borrowings by approximately euro 1,860 million, euro 1,310 million and euro 550 million respectively compared to 2007 year end amounts. This reduction was mainly driven by the appreciation of the euro against the dollar (at June 30, 2008 the EUR/USD exchange rate was 1.576 as compared to 1.472 at December 31, 2007, up 7.1%).

Fixed assets amounted to euro 65,391 million, representing an increase of euro 2,542 million from December 31, 2007 due to capital expenditures for the period (euro 6,759 million) and consolidation of Burren Energy assets (euro 2,180 million), partly offset by depreciation, depletion and amortization and impairment charges (euro 4,389 million) and currency translation effects.

Net working capital was in negative territory at euro 4,608 million decreasing by euro 1,602 million from December 31, 2007. This decrease mainly resulted from a negative change of euro 2,672 million (euro 1,622 million net of the related tax impact) in fair value of certain derivative financial instruments the Company entered into to hedge exposure to variability in future cash flows deriving from the sale of an amount of Eni’s proved reserves4. An increase in tax currently payables due to income taxes accrued for the period and an increase in excise taxes5 on oil products marketed in Italy were substantially offset by a decrease recorded in net deferred tax liabilities for Italian companies and activities in Libya.

Shareholders’ equity including minority interest amounted to euro 43,889 million and increased by euro 1,022 million. This increase reflected net profit for the period (euro 7,227 million), partly offset by the payment of dividends (euro 2,551 million), losses upon fair value evaluation of certain cash flow hedges taken to reserve including hedged transactions settled in the period (euro 1,751 million net of the related tax effect for euro 1,139 million) as well as a deduction associated with the repurchase of shares in the first half of 2008 (euro 388 million). Shareholders’ equity also decreased as a result of foreign currency translation effects.

At June 30, 2008 net borrowings amounted to euro 16,565 million and increased by euro 238 million from December 31, 2007 and by euro 974 million from March 31, 2008. In the quarter, cash inflow generated by operating activities was used to fund a part of funding requirements associated with dividend payments, capital expenditures for the period, as well as share repurchases.

Net capital employed in the Exploration & Production, Gas & Power and Refining & Marketing divisions represented 88% of total net capital employed (89% at December 31, 2007).

_______________

(4)	More detailed information are provided in the section “Summarized Balance Sheet”.
(5)	This increase reflects excise taxes on oil products marketed in Italy in the first 15 days of December which are settled within the end of this month, instead of being paid in the following month as in the rest of the year.

Summarized Group Cash Flow Statement
(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	First Half 2007	First Half 2008

4,120	4,759	5,191	Net cash provided by operating activities	9,683	9,950
(2,244)	(3,118)	(3,641)	Capital expenditures	(4,257)	(6,759)
(4,925)	(1,784)	(165)	Acquisition of investments and businesses (a)	(4,935)	(1,949)
140	328	145	Proceeds from disposals (a)	152	473
(2,520)	(193)	(2,746)	Dividends to Eni shareholders and shares repurchased	(2,723)	(2,939)
(324)	(20)	(221)	Dividends distributed and shares repurchased by subsidiaries	(569)	(241)
483	764	463	Foreign exchange translation differences and other changes	294	1,227
(5,270)	736	(974)	CHANGE IN NET BORROWINGS	(2,355)	(238)

(a)	Both items include net borrowings acquired or discharged.

In the first half net cash provided by operating activities (euro 9,950 million) coupled with cash from divestments for euro 473 million were used to fund the cash outflows relating to: (i) capital expenditures totaling euro 6,759 million; (ii) payment of the balance of the 2007 dividend by Eni SpA (euro 2,551 million), as well as dividend payment from certain consolidated subsidiaries to minorities (euro 212 million, relating to Snam Rete Gas and Saipem); (iii) the completion of the acquisition of Burren Energy Plc (cash outflow in 2008 being euro 1.7 billion net of acquired cash of euro 0.1 billion; total cash consideration for this transaction amounted to euro 2.3 billion which includes the amount of Burren’s shares purchased in December 2007); (iv) share repurchases by the parent company Eni SpA for a total amount of euro 388 million.

Share repurchases
From January 1 to June 30, 2008 a total of 16.6 million own shares were purchased at a cost of euro 388 million (on average euro 23.323 per share). From the beginning of the share buy-back plan (September 1, 2000), Eni has purchased 379.2 million of its own shares, equal to 9.5% of capital stock at issue, at a total cost of euro 6,581 million (for an average cost of euro 18.74 per share) representing 88.9% of the amount authorized by the Shareholders Meeting.

More details on balance sheet and cash flow are disclosed on page 36 and following pages.

Other information

Subsequent events
In May 2003 the Italian Ministry of the Environment sued Eni’s subsidiary Syndial SpA (former EniChem) for environmental damages allegedly caused when EniChem managed the facilities at Pieve Vergonte from 1990-1996.
With a temporarily executive Decision No. 4991/2008 dated July 8, 2008 the District Court of Turin ordered Syndial to pay the Italian Ministry of the Environment the sum of euro 1,833.5 million for the claim, plus legal interests that accrue from the filing of the decision. Syndial and its technical-legal consultants consider the decision and the amount of the compensation to be without factual and legal basis and concluded that a negative outcome of this proceeding is unlikely. In addition the sentence has been considered to lack sufficient elements to quantify the liability that Syndial should recognize in the case of an unfavourable outcome. Specifically, the Court’s Decision did not gave consideration to the fact that Eni took over responsibility for this plant pursuant to a State law and that the Company could not be held responsible for previous running of the plant that started operations several years before the Company took over. Additionally, the Company considers that the preliminary investigation has failed to demonstrate that the plant’s operations were not in compliance with applicable laws and regulations. Based on this technical-legal advice, in concert with external consultants on the matter of accounting principles engaged by Syndial SpA and Eni, no loss provision has been made for this proceeding.
As announced in the press release published on July 16, 2008, Syndial will appeal against the ruling on Pieve Vergonte site of the District Court of Turin as soon as possible.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries
Certain provisions have been recently enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU countries, also having a material impact on the consolidated financial statements of the parent company.
Regarding the aforementioned provisions, the Company discloses that:
(i) four of Eni’s subsidiaries – Eni Congo SA, Eni Petroleum Co Inc, Eni Norge AS and NAOC-Nigerian Agip Oil Co Ltd – fall within the scope of the new continuing listing standard;
(ii) the Company has already adopted adequate procedures to ensure full compliance with the new regulation.

Financial and operating information by division for the second quarter and the first half of 2008 is provided in the following pages.

Exploration & Production

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

				RESULTS (a)	(million euro)
6,468	8,782	9,107	40.8	Net sales from operations		12,829	17,889	39.4
3,418	4,339	4,719	38.1	Operating profit		6,550	9,058	38.3
65	37	274		Exclusion of special items		65	311
				of which:
(12)				Non-recurring items		(12)
77	37	274		Other special items:		77	311
76	36	274		- asset impairments		76	310
1	1	1		- provision for redundancy incentives		1	2
		(1)		- other			(1)
3,483	4,376	4,993	43.4	Adjusted operating profit		6,615	9,369	41.6
3,359	4,291	4,961	47.7	Exploration & Production		6,425	9,252	44.0
124	85	32	(74.2)	Storage Business		190	117	(38.4)

31	15	8		Net finance income (expense) (b)		(4)	23
90	112	151		Net income from investments (b)		100	263
(1,957)	(2,409)	(3,105)		Income taxes (b)		(3,655)	(5,514)
54.3	53.5	60.3		Tax rate	(%)		54.5	57.1
1,647	2,094	2,047	24.3	Adjusted net profit		3,056	4,141	35.5

				Results also include:
1,307	1,538	1,721	31.7	amortization and depreciation		2,547	3,259	28.0
				of which:
402	564	492	22.4	exploration expenditures		777	1,056	35.9
302	435	371	22.8	- amortization of exploratory drilling expenditures and other		615	806	31.1
100	129	121	21.0	- amortization of geological and geophysical exploration expenses		162	250	54.3
1,471	2,122	2,340	59.1	Capital expenditures		2,837	4,462	57.3
				of which:
375	528	453	20.8	- exploration expenditures (c)		748	981	31.1
23	39	59	..	- storage		34	98	..

				Production (d) (e)
1,026	1,012	998	(2.7)	Liquids (f)	(kbbl/d)	1,028	1,005	(2.2)
4,082	4,503	4,442	8.6	Natural gas	(mmcf/d)	4,063	4,472	10.4
1,736	1,796	1,772	2.1	Total hydrocarbons	(kboe/d)	1,735	1,784	2.8

				Average realizations
64.58	85.72	105.02	62.6	Liquids (f)	($/bbl)	59.47	95.71	60.9
5.06	6.80	7.78	53.8	Natural gas	($/mmcf)	5.18	7.29	40.8
50.82	65.64	80.32	58.0	Total hydrocarbons	($/boe)	47.96	73.11	52.4

				Average oil market prices
68.76	96.90	121.38	76.5	Brent dated	($/bbl)	63.26	109.14	72.5
51.01	64.60	77.71	52.3	Brent dated	(euro/bbl)	47.60	71.33	49.9
64.89	97.94	123.98	91.1	West Texas Intermediate	($/bbl)	61.44	110.96	80.6
265.92	305.47	401.88	51.1	Gas Henry Hub	($/kcm)	266.28	353.50	32.8

(a)	From 2008, adjusted operating profit is reported for the “Exploration & Production” and “Storage” businesses, within the Exploration & Production division. Prior period data have been restated accordingly.
(b)	Excluding special items.
(c)	Includes exploration bonuses.
(d)	Supplementary operating data is provided on page 42.
(e)	Includes Eni’s share of production of equity-accounted entities.
(f)	Includes condensates.

Results

Exploration & Production business
Adjusted operating profit of the Exploration & Production business for the second quarter of 2008 was euro 4,961 million, up euro 1,602 million or 47.7% from the second quarter of 2007 due to higher realizations in dollars (oil up 62.6%; natural gas up 53.8%) and increased production volumes (up 4.7 mmboe). These improvements were partly offset by the following:
- the adverse impact of the appreciation of the euro against the dollar (approximately euro 720 million);
- rising operating costs and amortization charges taken in connection with development activities. This increase also reflected consolidation of assets acquired;
- higher amortization charges incurred in connection with exploration activity (euro 90 million; euro 159 million on a constant exchange rate basis).
Additionally, higher production royalties were incurred associated with higher production volumes and prices. It is worth mentioning that royalties due in Italy were calculated without taking into account certain tax provisions that were first enacted pursuant to Law Decree No. 112 of June 25, 2008, under Article 81, line 1 to 7, and then repealed by the Italian Government pursuant to an amendment to the bill filed with Italian Parliament in view of approving Law Decree No. 112.

Adjusted operating profit of the Exploration & Production business for the first half of 2008 was euro 9,252 million, up euro 2,827 million or 44% from the first half of 2007 due to higher realizations in dollars (oil up 60.9%; natural gas up 40.8%) and increased production sales volumes (up 11.8 mmboe). These improvements were partially offset by the appreciation of the euro against the dollar (down approximately euro 1,300 million), rising operating costs and higher amortization charges taken in connection with development activities mainly due to consolidation of acquired assets. Exploration expenditures were up euro 417 million on a constant exchange rate basis.

Storage business
Second quarter of 2008 adjusted operating profit reported by the natural gas storage business was euro 32 million (euro 117 million in the first half of 2008) down euro 92 million or 74.2% from the second quarter of 2007 (down euro 73 million or 38.4% from the first half of 2007).

Adjusted net profit of the Exploration & Production division for the second quarter of 2008 was euro 2,047 million, an increase of euro 400 million and up 24.3% from the second quarter of 2007. This was due to an improved operating performance partly offset by higher income taxes also due to an increase recorded in the adjusted tax rate (from 54.3% to 60.3%) mainly due to the recognition in the second quarter of 2008 of higher income taxes for Italian companies pursuant to new tax rules effective from January 1, 2008 and a higher share of profit earned by subsidiaries outside Italy.

Adjusted net profit of the Exploration & Production division for the first half of 2008 was euro 4,141 million, an increase of euro 1,085 million and up 35.5% from the first half of 2007. This was due to an improved operating performance partly offset by higher income taxes also due to an increase recorded in the adjusted tax rate (from 54.5% to 57.1%).

Special charges not accounted for in the adjusted operating profit of euro 274 million in the second quarter and euro 311 million in the first half primarily regarded impairment of unproved properties and other assets. Other special items primarily regarded an adjustment to deferred tax relating to enactment of a renewed tax framework in Libya regarding oil companies operating in accordance with production sharing schemes. Based on the new provisions, the tax base of the Company’s Libyan oil properties has been reassessed resulting in the utilization of previously accrued deferred tax liabilities.

Liquids and gas realizations for the quarter increased on average by 58% in dollar terms (up 52.4% in the first half) driven by higher Brent prices.
Liquid realizations for the quarter amounted to $105.02 per barrel ($95.71 per barrel in the first half) and were reduced by approximately $7.01 per barrel ($5.70 per barrel in the first half) due to the settlement of certain commodity derivatives relating to the sale of 11.5 mmbbl (23 mmbbl in the first half). This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period, decreasing to 102.7 mmbbl at the end of June. These hedging transactions were undertaken in connection with the acquisition of oil and gas assets in Congo and in the Gulf of Mexico that were executed in 2007. Excluding this impact, liquid realizations would have been $112.03 per barrel ($101.41 per barrel in the first half).
Average gas realizations were supported by a better sales mix reflecting higher volumes marketed on the basis of spot prices on the US market.
Liquid realizations and the impact of commodity derivatives were as follows:

First Quarter	Second Quarter		First Half

2008	2007	2008	2007	2008

	LIQUIDS
88.1	Sales volumes	(mmbbl)	93.3	94.5	187.3	182.6
11.5	Sales volumes hedged by derivatives (cash flow hedges)			11.5		23.0

90.01	Total price per barrel, excluding derivatives	($/bbl)	64.58	112.03	59.47	101.41
(4.29)	Realized gains (losses) on derivatives			(7.01)		(5.70)

85.72	Total average price per barrel		64.58	105.02	59.47	95.71

Operating review

Exploration & Production business
Oil and natural gas production for the second quarter of 2008 was 1,772 kboe/d, an increase of 36 kboe/d from the second quarter of 2007, or 2.1%. Production growth mainly stemmed from the contribution of the assets acquired in 2007 and 2008 in the Gulf of Mexico, Congo and Turkmenistan (for an overall increase of 88 kboe/d), as well as the continuing production ramp-up in Egypt Angola, Pakistan and Venezuela. These improvements were partially offset by unplanned facility downtime in the United Kingdom and Australia as well as mature field declines in Italy. Higher oil prices resulted in lower volume entitlements in Eni’s Production Sharing Agreements (PSAs) and similar contractual schemes, down approximately 100 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up 8.1%. The share of oil and natural gas produced outside Italy was 88% (88% in the second quarter of 2007).

Liquids production was 998 kbbl/d, down 28 kbbl/d from the second quarter of 2007 or 2.7%. Production decreases were reported mainly in the United Kingdom and Australia due to unplanned facilities downtime and lower volume entitlements associated with high oil prices that were mainly reported in Angola. Production increases were achieved in the Gulf of Mexico, Congo and Turkmenistan, benefiting from acquisitions in 2007 and 2008. Production ramp-up in Egypt and the start-up of the Corocoro field (Eni’s interest 26%) in Venezuela also supported growth.

Natural gas production was 4,442 mmcf/d and increased by 360 mmcf/d from the second quarter 2007, up 8.6%. This improvement was mainly driven by the acquired assets in the Gulf of Mexico in 2007 and the ramp-up production of the Zamzama field (Eni’s interest 17.75%) and start-up of the Badhra field (Eni operator with a 40% interest) in Pakistan. Gas production decreased in the United Kingdom and in Italy due to mature field declines.

Oil and natural gas production for the first half of 2008 averaged 1,784 kboe/d, an increase of 49 kboe/d compared to the same period last year (up 2.8%). This improvement mainly benefited from the assets acquired in the Gulf of Mexico, Congo and Turkmenistan (up 103 kboe/d), as well as continuing production ramp-up in Egypt, Angola, Pakistan and Venezuela. These positives were partially offset by planned and unplanned facility downtime in the North Sea, Nigeria and Australia as well as mature field declines. Higher oil prices resulted in lower volume entitlements in Eni’s PSAs and similar contractual schemes, down approximately 90 kboe/d. When excluding the impact of lower entitlements in PSAs, production was up 8.1%. The share of oil and natural gas produced outside Italy was 89% (87% in the first half of 2007).

Production of liquids was 1,005 kbbl/d and decreased by 23 kbbl/d from the first half of 2007 or 2.2%. Production decreases were mainly reported in the North Sea and Australia. The impact of lower entitlements in Eni’s PSAs was mainly reported in Angola. The acquired assets in the Gulf of Mexico, Congo and Turkmenistan as well as field start-ups in Egypt and Venezuela supported production growth.

Production of natural gas for the first half of 2008 was 4,472 mmcf/d and increased by 409 mmcf/d, or 10.4%, mainly in the Gulf of Mexico and Pakistan. Production decreased in the United Kingdom and Italy due to mature field declines.

Storage business
In the quarter, customers injected 3.1 bcm into the Company’s storage deposits, an increase of 63% over the second quarter of 2007, reflecting stronger seasonal uplifts in the first quarter.

Gas & Power

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

RESULTS (a)	(million euro)
5,179	9,907	6,985	34.9	Net sales from operations		13,722	16,892	23.1
465	1,652	632	35.9	Operating profit		2,106	2,284	8.5
68	(77)	(61)		Exclusion of inventory holding (gains) losses		108	(138)
(14)	3	16		Exclusion of special items		(12)	19
				of which:
(18)				Non-recurring items		(18)
4	3	16		Other special items:		6	19
1		14		- environmental charges		1	14
3	3	4		- provision for redundancy incentives		5	7
		(2)		- other			(2)
519	1,578	587	13.1	Adjusted operating profit		2,202	2,165	(1.7)
167	956	137	(18.0)	Marketing		1,263	1,093	(13.5)
255	499	317	24.3	Regulated businesses in Italy (b)		714	816	14.3
97	123	133	37.1	International transport		225	256	13.8

1	(1)	2		Net finance income (expense) (c)		4	1
103	135	98		Net income from investments (c)		218	233
(205)	(510)	(310)		Income taxes (c)		(847)	(820)
32.9	29.8	45.1		Tax rate	(%)	34.9	34.2
418	1,202	377	(9.8)	Adjusted net profit		1,577	1,579	0.1
305	411	460	50.8	Capital expenditures		526	871	65.6

				Natural gas sales	(bcm)
17.79	26.44	18.84	5.9	Sales of consolidated subsidiaries		42.59	45.28	6.3
11.67	16.96	11.61	(0.5)	- Italy (includes own consumption)		28.47	28.57	0.4
5.86	9.36	6.96	18.8	- Rest of Europe		13.76	16.32	18.6
0.26	0.12	0.27	3.8	- Outside Europe		0.36	0.39	8.3
1.77	2.63	1.84	4.0	Eni’s share of sales of natural gas of affiliates		4.04	4.47	10.6
19.56	29.07	20.68	5.7	Total sales and own consumption (G&P)		46.63	49.75	6.7
1.02	1.84	1.48	45.1	E&P in Europe and in the Gulf of Mexico		2.24	3.32	48.2
20.58	30.91	22.16	7.7	Worldwide gas sales		48.87	53.07	8.6

18.38	25.26	20.10	9.4	Gas volumes transported in Italy	(bcm)	41.89	45.36	8.3
11.16	15.31	11.95	7.1	Eni		26.71	27.26	2.1
7.22	9.95	8.15	12.9	On behalf of third parties		15.18	18.10	19.2

8.86	8.16	7.21	(18.6)	Electricity sold	(TWh)	16.24	15.37	(5.4)

(a)	From 2008, adjusted operating profit is reported for the same businesses as EBITDA pro-forma adjusted. Specifically, results of the power generation activity are reported within the marketing business as it is ancillary to the latter. Prior period data have been restated accordingly.
(b)	Results from Regulated businesses in Italy include results from Transport, Distribution and LNG activities in Italy.
(c)	Excluding special items.

Results

Second quarter of 2008
The Gas & Power division reported adjusted operating profit of euro 587 million for the second quarter of 2008, an increase of euro 68 million or 13.1% from the second quarter of 2007. This increase was due to an improved operating performance delivered by the regulated businesses in Italy and the international transport business, partly offset by lower results recorded by electricity generation activities.

Special charges for the quarter amounted to euro 16 million (euro 7 million reported by the marketing business and euro 9 million reported by the regulated businesses in Italy) mainly regarded provisions for environmental charges and redundancy incentives.

Adjusted net profit for the second quarter of 2008 was euro 377 million, a decrease of euro 41 million or 9.8% over the second quarter of 2007 in spite of a positive operating performance. This decrease reflected higher income taxes due by Italian energy companies related to recently enacted tax provisions effective from January 1, 2008.

First half of 2008
The Gas & Power division reported adjusted operating profit of euro 2,165 million for the first half of 2008, a decrease of euro 37 million or 1.7% from the first half of 2007. This decrease reflected lower results recorded by marketing activities, partially offset by an improved performance delivered by the regulated businesses in Italy.

Special charges for the first half amounted to euro 19 million (euro 8 million reported by the marketing business and euro 11 million reported by the regulated businesses in Italy) mainly regarding provisions for redundancy incentives and environmental charges.

Adjusted net profit for the first half of 2008 was euro 1,579 million, an increase of euro 2 million or 0.1% from the first half of 2007. Certain equity-accounted affiliates reported higher earnings, which helped to offset a weaker operating performance. Income taxes decreased mainly due to a lower taxable profit.

Operating review

Marketing
This business reported adjusted operating profit of euro 137 million for the second quarter of 2008, a decrease of euro 30 million or 18% from the second quarter of 2007. This shortfall was due to a lower operating result delivered by the power generation activity mainly due to the incurrence of provisions relating to the circumstance that the Authority for Electricity and Gas questioned whether certain electricity revenues recorded in previous periods (2005 and 2006) were entitled to be subsidized.
Marketing activities posted stable results. Better margins on gas sales were recorded as a result of favorable trends in the euro vs. the US dollar exchange rate as well as favorable weather conditions and a growth achieved on European markets. These improvements were offset by the impact of a stronger competitive pressure on certain market segments in Italy.

This business reported adjusted operating profit of euro 1,093 million for the first half of 2008, a decrease of euro 170 million or 13.5% from the first half of 2007 mainly due to:
- the fact that certain provisions accrued in previous reporting periods were partially recycled through the 2007 first quarter profit and loss due to favorable developments with Italy’s regulatory framework. Those provisions were originally accrued due to the implementation of Resolution No. 248/2004 and following ones by the Italian Authority for Electricity and Gas regarding the indexation mechanism of the raw material cost in supply contracts to resellers and residential customers;
- lower margins on gas sales in Italy recorded as a result of unfavorable trends in energy parameters to which gas purchase costs and selling prices are indexed regarding seasonal sales to residential customers;
- a lower operating result delivered by the power generation activity due to the charge taken in the second quarter.
These negatives were partly offset by an higher sales volumes, also reflecting stronger seasonal sales in the first quarter.

NATURAL GAS SALES

(bcm)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

11.69	16.99	11.61	(0.7)	Italy	28.50	28.60	0.4
1.48	3.21	1.24	(16.2)	- Wholesalers	6.21	4.45	(28.3)
0.46	1.10	1.02	..	- Gas release	0.95	2.12	..
0.68	0.15	0.37	(45.6)	- Italian exchange for gas and spot markets	0.68	0.52	(23.5)
3.10	3.24	2.56	(17.4)	- Industries	6.83	5.80	(15.1)
3.00	2.75	2.46	(18.0)	Industries	6.33	5.21	(17.7)
0.10	0.49	0.10		Medium-sized enterprises and services	0.50	0.59	18.0
3.88	4.77	4.27	10.1	- Power generation	7.81	9.04	15.7
0.61	2.90	0.82	34.4	- Residential	3.15	3.72	18.1
1.48	1.62	1.33	(10.1)	- Own consumption	2.87	2.95	2.8
8.89	13.92	10.55	18.7	International sales	20.37	24.47	20.1
2.26	3.80	3.04	34.5	- Importers in Italy	5.71	6.84	19.8
4.93	7.76	5.41	9.7	- European markets	11.48	13.17	14.7
1.46	1.92	1.71	17.1	Iberian Peninsula	2.92	3.63	24.3
0.91	1.64	1.01	11.0	Germany-Austria	2.28	2.65	16.2
0.32	1.24	0.35	9.4	Hungary	1.37	1.59	16.1
0.81	0.68	0.79	(2.5)	North Europe	1.57	1.47	(6.4)
1.08	1.59	1.05	(2.8)	Turkey	2.46	2.64	7.3
0.34	0.58	0.45	32.4	France	0.77	1.03	33.8
0.01	0.11	0.05	..	Other	0.11	0.16	45.5
0.68	0.52	0.62	(8.8)	- Extra European markets	0.94	1.14	21.3
1.02	1.84	1.48	45.1	- E&P in Europe and in the Gulf of Mexico	2.24	3.32	48.2
20.58	30.91	22.16	7.7	Worldwide gas sales	48.87	53.07	8.6

In the second quarter of 2008, natural gas sales were 22.16 bcm, an increase of 1.58 bcm or 7.7% from the second quarter of 2007 driven by an increase in international sales that were up by 18.7% mainly reflecting organic growth achieved in European markets. Sales included own consumption, sales by affiliates and upstream sales in Europe and the Gulf of Mexico.

In Italy, sales volumes decreased by 0,08 bcm to 11.61 bcm reflecting lower supplies to industrial customers (down 0.54 bcm) and wholesalers (down 0.24 bcm) and which were mainly related to competitive pressure and a gas release program6 agreed upon by Eni and the Italian Antitrust Authority late in 2007. These decreases were partly offset by higher sales to the power generation segment (up 0.39 bcm) and higher seasonal sales to residential customers (up 0.21 bcm).

International sales were up by 1.66 bcm, or 18.7%, to 10.55 bcm. Main increases were achieved in:
- sales to importers to Italy, up by 0.78 bcm, or 34.5%, mainly due to the circumstance that in 2007 a part of these sales were replaced with direct sales in Italy;
- european markets, where volumes increased by 0.48 bcm, or 9.7%, mainly in Spain (up 0.25 bcm), France (up 0.11 bcm), and Germany-Austria (up 0.10 bcm);
- Exploration & Production sales were up by 0.46 bcm or 45.1% to production ramp-up of acquired assets in the Gulf of Mexico.

In the first half of 2008, natural gas sales were 53.07 bcm, an increase of 4.20 bcm or 8.6% from the first half of 2007 driven by an increase in international sales that were up by 20.1% mainly reflecting in addition to the higher seasonal sales recorded in the first quarter, organic growth achieved in European markets. Sales included own consumption, sales by affiliates and upstream sales in Europe and the Gulf of Mexico.

In Italy, volumes grew by 0.10 bcm to 28.60 bcm reflecting higher supplies to the power generation segment (up 1.23 bcm) and higher seasonal sales to residential customers (up 0.57 bcm). These increases were partially offset by lower supplies to wholesalers (down 1.76 bcm) and industrial customers (down 1.03 bcm) mainly relating to competitive pressure and a gas release program (up 1.17 bcm) agreed upon by Eni and the Italian Antitrust Authority late in 2007.

_______________

(6)	Eni and the Italian Antitrust Authority settled a procedure relating to the use of regasification capacity at the Panigaglia regassification plant. Terms of this settlement provide the sale of 4 bcm of gas over a twenty-four month period effective October 1, 2007 at the entry point to the Italian gas transport system.

International sales were up by 4.10 bcm, or 20.1%, to 24.47 bcm. Main increases were achieved in:
- sales to importers to Italy, up by 1.13 bcm, or 19.8%;
- European markets, where volumes increased by 1.69 bcm, or 14.7%, mainly in Spain (up 0.71 bcm), Germany-Austria (up 0.37 bcm) and France (up 0.26 bcm);
– markets outside Europe (up 0.20 bcm, or 21.3%), particularly higher LNG sales to the Asiatic markets (up 0.17 bcm) were reported by the affiliate Unión Fenosa Gas (50% Eni’s share);
- Exploration & Production sales were up by 1.08 bcm or 48.2% to production ramp-up of the acquired assets in the Gulf of Mexico.

In the second quarter of 2008, electricity sales were 7.21 TWh, down 18.6% from second quarter of 2007 due to lower availability of electricity production. This decrease mainly reflected planned and unplanned facility downtime at Eni’s operated plants in Livorno and Brindisi. The lowered sales volumes mainly related to lower sales to the Italian Exchange for electricity.

In the first half of 2008, electricity sales were 15.37 TWh, down 5.4% from first half of 2007.

Regulated businesses in Italy
This business reported adjusted operating profit of euro 317 million for the second quarter of 2008, an increase of euro 62 million or 24.3% from the second quarter of 2007 due to:
- an improved operating performance reported by the distribution activity, up euro 42 million, reflecting higher seasonal volumes of gas distributed and operating expenses reduction measures;
- an improved operating performance reported by the transport activity, up euro 20 million, reflecting higher volumes transported, recognition in tariff of expenditures incurred for network upgrading the previous year and lowered operating expenses.

This business reported adjusted operating profit of euro 816 million for the first half of 2008, an increase of euro 102 million or 14.3% from the first half of 2007. The increase was delivered both by the distribution activity, up euro 71 million, and by the transport activity, up euro 32 million.

In the second quarter of 2008, volumes of gas transported increased by 1.72 bcm, or 9.4%, to 20.10 bcm, from the second quarter of 2007, mainly due to higher volumes transported for rebuilding storage stocks.

In the first half of 2008, volumes of gas transported increased by 3.47 bcm, or 8.3%, to 45.36 bcm, from the first half of 2007.

Other performance indicators

(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

758	1,843	799	5.4	EBITDA pro-forma adjusted	2,688	2,642	(1.7)
356	1,190	331	(7.0)	Marketing	1,670	1,521	(8.9)
218	477	275	26.1	Regulated businesses in Italy	648	752	16.0
184	176	193	4.9	International transport	370	369	(0.3)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit on a pro forma basis.
This performance indicator, which is not a GAAP measure under either IFRS or U.S. GAAP, includes:
- adjusted EBITDA of Eni’s wholly owned subsidiaries;
- Eni’s share of adjusted EBITDA of Snam Rete Gas (55.59% as of June 30, 2008), which is fully consolidated when preparing consolidated financial statements in accordance with IFRS;
- Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRS purposes.
Management also evaluates performance in Eni’s Gas & Power division on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

Refining & Marketing

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

RESULTS	(million euro)
8,937	10,980	13,294	48.8	Net sales from operations		16,880	24,274	43.8
430	232	615	43.0	Operating profit		420	847	..
(299)	(207)	(609)		Exclusion of inventory holding (gains) losses		(187)	(816)
54	5	144		Exclusion of special items		72	149
				of which:
37				Non-recurring items		37
17	5	144		Other special items:		35	149
15	6			- environmental charges		32	6
1		149		- asset impairments		1	149
2	2	4		- provision for redundancy incentives		3	6
(1)	(3)	(9)		- other		(1)	(12)
185	30	150	(18.9)	Adjusted operating profit		305	180	(41.0)
33	62	2		Net income from investments (a)		84	64
(81)	(26)	(46)		Income taxes (a)		(139)	(72)
37.2	28.3	30.3		Tax rate	(%)	35.7	29.5
137	66	106	(22.6)	Adjusted net profit		250	172	(31.2)
185	149	201	8.6	Capital expenditures		319	350	9.7

				Global indicator refining margin
6.90	3.81	8.04	16.5	Brent	($/bbl)	4.98	5.93	19.1
5.12	2.54	5.15	0.6	Brent	(euro/bbl)	3.75	3.88	3.5
8.43	6.04	11.25	33.5	Brent/Ural ($/bbl)		7.25	8.64	19.2

				Refinery throughputs and sales	(mmtonnes)
8.24	7.52	7.39	(10.3)	Refinery throughputs on own account Italy		16.10	14.91	(7.4)
1.08	1.43	1.31	21.3	Refinery throughputs on own account Rest of Europe		2.22	2.74	23.4
7.09	6.35	6.34	(10.6)	Refinery throughputs of wholly-owned refineries		13.76	12.69	(7.8)

2.19	2.06	2.18	(0.5)	Retail sales Italy		4.17	4.24	1.7
0.99	1.00	1.03	4.0	Retail sales Rest of Europe		1.89	2.03	7.4
3.18	3.06	3.21	0.9	Sub-total retail sales		6.06	6.27	3.5
2.66	2.56	2.80	5.3	Wholesale Italy		5.27	5.36	1.7
1.02	1.20	1.34	31.4	Wholesale Rest of Europe		2.07	2.54	22.7
0.14	0.14	0.14		Wholesale Rest of world		0.27	0.28	3.7
5.02	4.64	4.47	(11.0)	Other sales		10.69	9.11	(14.8)
12.02	11.60	11.96	(0.5)	Sales		24.36	23.56	(3.3)

				Refined product sales by region
6.74	7.59	6.72	(0.3)	Italy		14.04	14.31	1.9
2.01	2.20	2.37	17.9	Rest of Europe		3.96	4.57	15.4
3.27	1.81	2.87	(12.2)	Rest of world		6.36	4.68	(26.4)

(a)	Excluding special items.

Results

Second quarter of 2008
The Refining & Marketing division reported an adjusted operating profit of euro 150 million for the second quarter of 2008, a decrease of euro 35 million or 18.9% from the second quarter of 2007 mainly due to a reduced operating performance delivered by the refining business. This weak performance was affected by the euro’s appreciation against the dollar and rising refining utility expenses, as well as higher planned and unplanned downtime at the Venice and Milazzo refineries. These negatives were partly offset by and improved dollar-denominated trading environment. Wholesale marketing activities in Italy also posted a weaker result as rapidly escalating costs of products were not fully transferred to selling prices due to a time lag. This shortfall was partly offset by improved retail operating profit.

Adjusted net profit for the quarter was euro 106 million, down euro 31 million or 22.6%, mainly due to a reduced operating profit. This decrease was partly offset by lower income taxes, reflecting smaller profit before taxes.

First half of 2008
The Refining & Marketing division reported an adjusted operating profit of euro 180 million for the first half of 2008, a decrease of euro 125 million or 41.0% from the first half of 2007 mainly due to a weaker operating performance delivered by the refining business as a result of higher planned and unplanned downtime, the euro’s appreciation against the dollar and rising refining utility expenses. Also marketing activities in Italy reported a weaker operating result due to reduced wholesale margins, partly offset by better performance delivered by retail activities.

Adjusted net profit for the first half was euro 172 million, down euro 78 million or 31.2%, mainly due to a reduced operating profit. This decrease was partly offset by reduced income taxes.

Special charges excluded from the adjusted operating profit amounted to euro 144 million for the quarter and euro 149 million for the first half of 2008 and mainly related to refinery impairments.

Operating Review

Second quarter of 2008
Eni’s refining throughputs for the second quarter of 2008 were 8.70 mmtonnes, down 6.7% from the second quarter of 2007. Volumes processed in Italy decreased by 10.3% due to planned and unplanned refinery downtime at the Venice, Taranto and Milazzo plants, whilst processing at the Livorno refinery were reduced due to a more challenging refining environment. Volumes processed outside Italy increased by 21.3% mainly due to higher capacity entitlements at the Ceska Rafinerska in the Czech Republic and the purchase of an additional ownership interest made in 2007.

Sales of refined products for the second quarter of 2008 decreased by 65 ktonnes, or 0.5%, to 11.96 mmtonnes compared to the second quarter of 2007. This decrease was mainly due to lower volumes supplied to oil companies and traders, partly offset by higher sales on wholesale markets in the rest of Europe and in Italy.

There was a marginal decline in retail sales in Italy (2.18 mmtonnes) which were down by 10 ktonnes, or 0.5%, as compared to the second quarter of 2007. However, this decrease was smaller relative to the one reported in national fuel consumption.
Wholesale sales in Italy (2.80 mmtonnes) increase by 140 ktonnes, or 5.3%, mainly due to higher consumption on the bunkers’ market.

Retail sales in the rest of Europe (1.03 mmtonnes) increased by 40 ktonnes, or 4%, mainly reflecting additional volumes from the service stations acquired in the Czech Republic and Hungary in the fourth quarter of 2007.
Wholesale sales (1.34 mmtonnes) increased by 320 ktonnes, or 31.4%, compared to the second quarter of 2007. This was due to increased volumes marketed in the Czech Republic, while lower volumes were marketed in France and Austria.

First half of 2008
Eni’s refining throughputs for the first half of 2008 were 17.65 mmtonnes, down 3.7% from the first half of 2007. Volumes processed in Italy decreased by 7.4% due to planned and unplanned refinery downtime at the Venice, Taranto and Milazzo plants, as well as at the Livorno refinery due to a more challenging refining environment. Volumes processed outside Italy increased by 23.4% mainly due to higher capacity entitlements at the Ceska Rafinerska in the Czech Republic and the purchase of an additional ownership interest made in 2007.

Sales of refined products for the first half 2008 decreased by 0.80 mmtonnes, or 3.3%, to 23.56 mmtonnes compared to the first half of 2007. This decrease was mainly due to lower volumes supplied to oil companies and traders, partly offset by higher sales on both retail and wholesale markets in the rest of Europe and in Italy.

Retail sales in Italy (4.24 mmtonnes) increased by 70 ktonnes, or 1.7%, as compared to the first half of 2007. This improvement reflected market share gain, up one percentage point from 28.8% in the first half of 2007.
Wholesale sales in Italy (5.36 mmtonnes) increase by 90 ktonnes, or 1.7%, mainly due to higher consumption in the bunkers’ market.

Retail sales in the rest of Europe (2.03 mmtonnes) increased by 140 ktonnes, or 7.4%, mainly reflecting additional volumes from the service stations acquired in the Czech Republic, Hungary and Slovakia in the fourth quarter of 2007.
Wholesale sales (2.54 mmtonnes) increased by 470 ktonnes, or 22.7%, compared to the first half of 2007.
This was due to increased volumes marketed in the Czech Republic and Switzerland, while lower volumes were marketed in Austria and France.

Profit and loss account

(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

19,775	28,313	27,109	37.1	Net sales from operations	41,688	55,422	32.9
164	170	236	43.9	Other income and revenues	445	406	(8.8)
(14,042)	(20,359)	(19,179)	(36.6)	Operating expenses	(29,504)	(39,538)	(34.0)
(56)				of which non recurring items	(56)
(1,679)	(1,946)	(2,443)	(45.5)	Depreciation, depletion, amortization and impairments	(3,306)	(4,389)	(32.8)

4,218	6,178	5,723	35.7	Operating profit	9,323	11,901	27.7
158	(100)	39	(75.3)	Finance income (expense)	25	(61)	..
289	529	340	17.6	Net income from investments	491	869	77.0

4,665	6,607	6,102	30.8	Profit before income taxes	9,839	12,709	29.2
(2,242)	(3,012)	(2,470)	(10.2)	Income taxes	(4,673)	(5,482)	(17.3)
48.1	45.6	40.5		Tax rate (%)	47.5	43.1
2,423	3,595	3,632	49.9	Net profit	5,166	7,227	39.9
				Attributable to:
2,267	3,321	3,437	51.6	- Eni	4,855	6,758	39.2
156	274	195	25.0	- Minority interest	311	469	50.8

2,267	3,321	3,437	51.6	Net profit attributable to Eni	4,855	6,758	39.2
(207)	(241)	(542)		Exclusion of inventory holding (gain) loss	(110)	(783)
160	(30)	(577)		Exclusion of special items:	155	(607)
				of which:
81				- non recurring items	81
79	(30)	(577)		- other special items	74	(607)
2,220	3,050	2,318	4.4	Eni’s adjusted net profit (a)	4,900	5,368	9.6

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see page 26.

NON-GAAP Measure

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item. The Italian statutory tax rate of 33% is applied to finance charges and income recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies from January 1, 2008 (33% in previous reporting periods for all companies).
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of above mentioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(million euro)

First half of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	9,058	2,284	847	(272)	467	(141)	(112)	(230)	11,901
Exclusion of inventory holding (gains) losses		(138)	(816)	(124)					(1,078)

Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:	311	19	149	171		39	2		691
environmental charges		14	6			28			48
asset impairments	310		149	172		2			633
risk provisions						20			20
provision for redundancy incentives	2	7	6			1	11		27
other	(1)	(2)	(12)	(1)		(12)	(9)		(37)

Special items of operating profit	311	19	149	171		39	2		691

Adjusted operating profit	9,369	2,165	180	(225)	467	(102)	(110)	(230)	11,514
Net finance (expense) income (a)	23	1				(12)	(73)		(61)
Net income from investments (a)	263	233	64	2	26				588
Income taxes (a)	(5,514)	(820)	(72)	55	(125)		86	84	(6,306)

Tax rate (%)	57.1	34.2	29.5		25.4				52.4
Adjusted net profit	4,141	1,579	172	(168)	368	(114)	(97)	(146)	5,735

of which:
- adjusted net profit of minority interest									367
- Eni’s adjusted net profit									5,368

Eni’s reported net profit									6,758

Exclusion of inventory holding (gains) losses									(783)
Exclusion of special items:									(607)
of which:
- non-recurring items
- other special items									(607)
Eni’s adjusted net profit									5,368

(a)	Excluding special items.

(million euro)

First half of 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	6,550	2,106	420	211	390	(231)	(99)	(24)	9,323
Exclusion of inventory holding (gains) losses		108	(187)	(28)					(107)

Exclusion of special items
of which:
Non-recurring (income) charges	(12)	(18)	37	6	(11)	65	(11)		56
Other special (income) charges:	77	6	35			50	9		177
environmental charges		1	32			83			116
asset impairments	76		1			6			83
risk provisions						9			9
provision for redundancy incentives	1	5	3			1	9		19
other			(1)			(49)			(50)

Special items of operating profit	65	(12)	72	6	(11)	115	(2)		233

Adjusted operating profit	6,615	2,202	305	189	379	(116)	(101)	(24)	9,449
Net finance (expense) income (a)	(4)	4				(4)	29		25
Net income from investments (a)	100	218	84	2	38				442
Income taxes (a)	(3,655)	(847)	(139)	(61)	(113)		101	9	(4,705)

Tax rate (%)	54.5	34.9	35.7		27.1				47.4
Adjusted net profit	3,056	1,577	250	130	304	(120)	29	(15)	5,211

of which:
- adjusted net profit of minority interest									311
- Eni's adjusted net profit									4,900

Eni's reported net profit									4,855

Exclusion of inventory holding (gains) losses									(110)
Exclusion of special items:									155
of which:
- non-recurring items									81
- other special items									74
Eni's adjusted net profit									4,900

(a)	Excluding special items.

(million euro)

Second Quarter of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	4,719	632	615	(240)	253	(94)	(34)	(128)	5,723
Exclusion of inventory holding (gains) losses		(61)	(609)	(86)					(756)

Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:	274	16	144	169		38	(3)		638
environmental charges		14				28			42
asset impairments	274		149	170		1			594
risk provisions						20			20
provision for redundancy incentives	1	4	4			1	6		16
other	(1)	(2)	(9)	(1)		(12)	(9)		(34)

Special items of operating profit	274	16	144	169		38	(3)		638

Adjusted operating profit	4,993	587	150	(157)	253	(56)	(37)	(128)	5,605
Net finance (expense) income (a)	8	2				(12)	41		39
Net income from investments (a)	151	98	2	2	11				264
Income taxes (a)	(3,105)	(310)	(46)	53	(61)		22	52	(3,395)

Tax rate (%)	60.3	45.1	30.3		23.1				57.5
Adjusted net profit	2,047	377	106	(102)	203	(68)	26	(76)	2,513

of which:
- adjusted net profit of minority interest									195
- Eni’s adjusted net profit									2,318

Eni’s reported net profit									3,437

Exclusion of inventory holding (gains) losses									(542)
Exclusion of special items:									(577)
of which:
- non-recurring items
- other special items									(577)
Eni’s adjusted net profit									2,318

(a)	Excluding special items.

(million euro)

Second Quarter of 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	3,418	465	430	96	214	(215)	(61)	(129)	4,218
Exclusion of inventory holding (gains) losses		68	(299)	(31)					(262)

Exclusion of special items
of which:
Non-recurring (income) charges	(12)	(18)	37	6	(11)	65	(11)		56
Other special (income) charges:	77	4	17	(4)		84	6		184
environmental charges		1	15			83			99
asset impairments	76		1			3			80
risk provisions						9			9
provision for redundancy incentives	1	3	2	(4)		1	6		9
other			(1)			(12)			(13)

Special items of operating profit	65	(14)	54	2	(11)	149	(5)		240

Adjusted operating profit	3,483	519	185	67	203	(66)	(66)	(129)	4,196
Net financial (expense) income (a)	31	1				(4)	130		158
Net income from investments (a)	90	103	33	2	12				240
Income taxes (a)	(1,957)	(205)	(81)	(18)	(56)		51	48	(2,218)

Tax rate (%)	54.3	32.9	37.2		26.0				48.3
Adjusted net profit	1,647	418	137	51	159	(70)	115	(81)	2,376

of which:
- adjusted net profit of minority interest									156
- Eni's adjusted net profit									2,220

Eni's reported net profit									2,267

Exclusion of inventory holding (gains) losses									(207)
Exclusion of special items:									160
of which:
- non-recurring items									81
- other special items									79
Eni's adjusted net profit									2,220

(a)	Excluding special items.

(million euro)

First Quarter of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	4,339	1,652	232	(32)	214	(47)	(78)	(102)	6,178
Exclusion of inventory holding (gains) losses		(77)	(207)	(38)					(322)

Exclusion of special items
of which:
Non-recurring (income) charges
Other special (income) charges:	37	3	5	2		1	5		53
environmental charges			6						6
asset impairments	36			2		1			39
provision for redundancy incentives	1	3	2				5		11
other			(3)						(3)

Special items of operating profit	37	3	5	2		1	5		53

Adjusted operating profit	4,376	1,578	30	(68)	214	(46)	(73)	(102)	5,909
Net finance (expense) income (a)	15	(1)					(114)		(100)
Net income from investments (a)	112	135	62		15				324
Income taxes (a)	(2,409)	(510)	(26)	2	(64)		64	32	(2,911)

Tax rate (%)	53.5	29.8	28.3		27.9				47.5
Adjusted net profit	2,094	1,202	66	(66)	165	(46)	(123)	(70)	3,222

of which:
- adjusted net profit of minority interest									172
- Eni's adjusted net profit									3,050

Eni’s reported net profit									3,321

Exclusion of inventory holding (gains) losses									(241)
Exclusion of special items:									(30)
of which:
- non-recurring items
- other special items									(30)
Eni's adjusted net profit									3,050

(a)	Excluding special items.

Analysis of special items

(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	First Half 2007	First Half 2008

56			Non-recurring charges (income)	56
			of which:
(74)			- curtailment recognized of the reserve for post-retirement benefits for Italian employees	(74)
130			- provisions and utilizations against antitrust proceedings and other regulations	130
184	53	638	Other special charges (income):	177	691
80	39	594	asset impairments	83	633
99	6	42	environmental charges	116	48
9		20	risk provisions	9	20
9	11	16	provisions for redundancy incentives	19	27
(13)	(3)	(34)	other	(50)	(37)

240	53	638	Special items of operating profit	233	691

			Net finance (expense) income
(6)	(185)		Net income from investments	(6)	(185)
			of which:
	(185)		- gain on the disposal of GTT (Gaztransport et Technigaz SAS)		(185)
(74)		(1,215)	Income taxes	(72)	(1,215)
			of which:
		(290)	- tax impact pursuant to Budget Law 2008 for Italian subsidiaries		(290)
		(537)	- tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries		(537)
		(173)	- adjustment to deferred tax for Libyan assets		(173)
(46)		(40)	- other tax items	(46)	(40)
(28)		(175)	- taxes on special items of operating profit	(26)	(175)

160	(132)	(577)	Total special items of net profit	155	(709)

			attributable to:
	(102)		- Minority interest		(102)
160	(30)	(577)	- Eni	155	(607)

Adjusted operating profit

(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

3,483	4,376	4,993	43.4	Exploration & Production	6,615	9,369	41.6
519	1,578	587	13.1	Gas & Power	2,202	2,165	(1.7)
185	30	150	(18.9)	Refining & Marketing	305	180	(41.0)
67	(68)	(157)	..	Petrochemicals	189	(225)	..
203	214	253	24.6	Engineering & Construction	379	467	23.2
(66)	(46)	(56)	15.2	Other activities	(116)	(102)	12.1
(66)	(73)	(37)	43.9	Corporate and financial companies	(101)	(110)	(8.9)
(129)	(102)	(128)		Impact of unrealized intragroup profit elimination	(24)	(230)
4,196	5,909	5,605	33.6		9,449	11,514	21.9

Net sales from operations

(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

6,468	8,782	9,107	40.8	Exploration & Production	12,829	17,889	39.4
5,179	9,907	6,985	34.9	Gas & Power	13,722	16,892	23.1
8,937	10,980	13,294	48.8	Refining & Marketing	16,880	24,274	43.8
1,802	1,760	1,759	(2.4)	Petrochemicals	3,476	3,519	1.2
2,327	2,051	2,160	(7.2)	Engineering & Construction	4,289	4,211	(1.8)
46	51	44	(4.3)	Other activities	103	95	(7.8)
335	301	342	2.1	Corporate and financial companies	617	643	4.2
(5,319)	(5,519)	(6,582)		Consolidation adjustment	(10,228)	(12,101)
19,775	28,313	27,109	37.1		41,688	55,422	32.9

Operating expenses

(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

13,143	19,418	18,148	38.1	Purchases, services and other	27,727	37,566	35.5
				of which:
130				- non-recurring items	130
154	39	151		- other special items	171	190
899	941	1,031	14.7	Payroll and related costs	1,777	1,972	11.0
				of which:
(74)				- non-recurring items	(74)
9	11	16		- provision for redundancy incentives	19	27
14,042	20,359	19,179	36.6		29,504	39,538	34.0

Depreciation, depletion, amortization and impairments

(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	% Ch. 2 Q. 08 vs 2 Q. 07	First Half 2007	First Half 2008	% Ch.

1,276	1,538	1,534	20.2	Exploration & Production	2,516	3,072	22.1
167	170	170	1.8	Gas & Power	333	340	2.1
108	112	106	(1.9)	Refining & Marketing	216	218	0.9
25	32	32	28.0	Petrochemicals	56	64	14.3
56	75	79	41.1	Engineering & Construction	119	154	29.4
1	2	(1)	..	Other activities	2	1	(50.0)
15	17	18	20.0	Corporate and financial companies	31	35	12.9
(3)	(3)	(3)		Impact of unrealized intragroup profit elimination	(4)	(6)
1,645	1,943	1,935	17.6	Total depreciation, depletion and amortization	3,269	3,878	18.6

34	3	508	..	Impairments	37	511	..

1,679	1,946	2,443	45.5		3,306	4,389	32.8

Net income from investments

(million euro) Second Quarter of 2008	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other	Group

Share of profit (loss) from equity-accounted entities	27	232	130	20	2	411
Dividends	238	2	29	1		270
Net gains on disposal				187		187
Other income (expense), net	(2)			3		1

	263	234	159	211	2	869

Income taxes

(million euro)	First Half 2007	First Half 2008	Change

Profit before income taxes
Italy	3,348	3,108	(240)
Outside Italy	6,491	9,601	3,110
	9,839	12,709	2,870
Income taxes
Italy	1,255	406	(849)
Outside Italy	3,418	5,076	1,658
	4,673	5,482	809
Tax rate (%)
Italy	37.5	13.1	(24.4)
Outside Italy	52.7	52.9	0.2
	47.5	43.1	(4.4)

Summarized Group balance sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

SUMMARIZED GROUP BALANCE SHEET

(million euro)

Dec. 31, 2007	Mar. 31, 2008	June 30, 2008	Change vs Dec. 31, 2007	Change vs Mar. 31, 2008

Fixed assets
Property, plant and equipment	50,137	52,028	53,032	2,895	1,004
Other assets	563			(563)
Inventories - compulsory stock	2,171	2,281	2,401	230	120
Intangible assets	4,333	4,598	4,797	464	199
Equity-accounted investments and other investments	6,111	5,879	5,884	(227)	5
Receivables and securities held foroperating purposes	725	699	833	108	134
Net payables related to capital expenditures	(1,191)	(1,066)	(1,556)	(365)	(490)

	62,849	64,419	65,391	2,542	972
Net working capital
Inventories	5,499	5,232	6,213	714	981
Trade receivables	15,609	16,527	15,101	(508)	(1,426)
Trade payables	(11,092)	(10,330)	(10,563)	529	(233)
Tax payables and net deferred tax liabilities	(4,412)	(6,653)	(4,340)	72	2,313
Provisions	(8,486)	(8,292)	(8,296)	190	(4)
Other current assets and liabilities:
Equity instruments	2,476	2,352	2,279	(197)	(73)
Other (a)	(2,600)	(2,406)	(5,002)	(2,402)	(2,596)

	(3,006)	(3,570)	(4,608)	(1,602)	(1,038)
Provisions for employee benefits	(935)	(910)	(915)	20	(5)
Net assets held for sale including related net borrowings	286	266	586	300	320

CAPITAL EMPLOYED, NET	59,194	60,205	60,454	1,260	249

Shareholders’ equity
attributable to:
- Eni	40,428	41,930	41,207	779	(723)
- Minority interest	2,439	2,684	2,682	243	(2)
	42,867	44,614	43,889	1,022	(725)
Net borrowings	16,327	15,591	16,565	238	974

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	59,194	60,205	60,454	1,260	249

(a)	Include receivables and securities for financing operating activities for euro 398 million at June 30, 2008 (euro 305 million at March 31, 2008 and euro 248 million at December 31, 2007) and securities covering technical reserves of Eni’s insurance activities for euro 356 million at June 30, 2008 (euro 341 million at March 31, 2008 and euro 368 million at December 31, 2007).

The carrying amount of the expropriated assets relating to the Dación oilfield in Venezuela (corresponding to euro 563 million as of December 31, 2007) has been reclassified from the item Other assets to Net payables related to capital expenditures, following the settlement agreement with the Republic of Venezuela. Under the terms of this agreement, Eni will receive a cash compensation to be paid in seven yearly instalments, yielding interest income from the date of the settlement. The net present value of this cash compensation is in line with the book value of assets, net of the related provisions.

At June 30, 2008, net working capital amounted to a negative euro 4,608 million, representing a decrease of euro 1,602 million from December 31, 2007 mainly due to (i) a negative change in fair value (euro 2,672 million, euro 1,622 million net of taxes) of certain derivative instruments Eni entered into to hedge exposure to variability in future cash flows deriving from the sale of an amount of Eni’s proved reserves equal to 2% of proved reserves as of December 31, 2006 corresponding to approximately 125.7 mmbbl in the 2008-2011 period, decreasing to 102.7 mmboe as of end of June. These hedging transactions were undertaken in connection with the acquisition of oil and gas assets in the Gulf of Mexico and Congo that were executed in 2007. An increase in tax payables due to income taxes accrued for the period as well as increased tax payable related to excise taxes7 on oil products marketed in Italy were absorbed by a decrease recorded in net deferred tax liabilities for Italian companies and for Libyan activities against an increase in deferred tax liabilities recognized in connection with the acquisition of Burren Energy. An increase was recorded in the carrying amounts of oil, gas and refined products inventories stated at the weighted-average cost reflecting higher commodity prices.

Net borrowings and leverage

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)

Dec. 31, 2007	Mar. 31, 2008	June 30, 2008	Change vs Mar. 31, 2008	Change vs Dec. 31, 2007

Total debt	19,830	19,930	21,323	1,393	1,493
Short-term debt	8,500	9,263	10,857	1,594	2,357
Long-term debt	11,330	10,667	10,466	(201)	(864)
Cash and cash equivalent	(2,114)	(2,341)	(1,518)	823	596
Securities not related to operations	(174)	(167)	(114)	53	60
Non-operating financing receivables	(1,215)	(1,831)	(3,126)	1,295	(1,911)

Net borrowings	16,327	15,591	16,565	974	238

Shareholders’ equity including minority interest	42,867	44,614	43,889	(725)	1,022
Leverage	0.38	0.35	0.38	0.03

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel as of June 30, 2008, leverage would stand at 0.31.

Non-operating financing receivables mainly related to a collateral cash deposit (euro 2,755 million) made by the parent company to guarantee certain cash flow hedging derivatives.

_______________

(7)	This increase reflects excise taxes on oil products marketed in Italy in the first 15 days of December which are settled within the end of this month, instead of being paid in the following month as in the rest of the year.

Bonds maturing in the 18-months period from June 30, 2008

(million euro)

Issuing company	Amounts at June 30, 2008 (a)
Eni Coordination Center SA	286
Eni Lasmo Plc	182
468

(a)	Amounts in euro at June 30, 2008 include interest accrued and discount on issue.

Bonds issued in the first half of 2008

Issuing entity	Nominal amount (million)	Currency	Amounts at June 30, 2008 (a) (million euro)	Maturity	Rate	%

Eni SpA	250	EUR	253	Nov. 14, 2017	fixed	4.75
Eni Coordination Center SA	5,000	YEN	30	Mar. 13, 2015	fixed	1.53
Eni Coordination Center SA	100	EUR	101	Apr. 18, 2028	fixed	5.44
Eni UK Holding Plc	17	GBP	21	Mar. 31, 2013	variable
			405

(a)	Amounts in euro at June 30, 2008 include interest accrued and discount on issue.

Changes in shareholders' equity

(million euro)

Shareholders’ equity at December 31, 2007		42,867
Net profit for the period	7,227
Reserve for cash flow hedges	(1,751)
Dividends to Eni’s shareholders	(2,551)
Dividends paid by consolidated subsidiaries to minorities	(224)
Shares repurchased	(388)
Treasury shares attributed against employee share incentive schemes	9
Impact of share repurchases made by consolidated subsidiaries (Saipem)	(9)
Currency translation differences	(1,312)
Other changes	21

Total changes		1,022

Shareholders’ equity at June 30, 2008		43,889

Attributable to:
- Eni		41,207
- Minority interest		2,682

Return on Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33% effective from January 1, 2008 (33% in previous reporting periods). The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect.

(million euro)

Calculated on a twelve-month period ending on June 30, 2008	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,576	2,938	241	10,618
Exclusion of after-tax finance expenses/interest income	-	-	-	327

Adjusted net profit unlevered	7,576	2,938	241	10,945
Adjusted capital employed, net:
- at the beginning of period	21,717	18,412	5,775	51,418
- at the end of period	23,610	20,045	8,490	59,282

Adjusted average capital employed, net	22,664	19,229	7,133	55,350

ROACE adjusted (%)	33.4	15.3	3.4	19.8

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel as of June 30, 2008, ROACE for the Group and for the Exploration & Production division would stand at 20.4% and 35.9%, respectively.

(million euro)

Calculated on a twelve-month period ending on June 30, 2007	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,316	2,922	622	10,454
Exclusion of after-tax finance expenses/interest income				4

Adjusted net profit unlevered	6,316	2,922	622	10,458
Adjusted capital employed, net:
- at the beginning of period	19,166	16,706	5,626	46,257
- at the end of period	21,717	18,451	5,909	51,551

Adjusted average capital employed, net	20,442	17,579	5,768	48,904

ROACE adjusted (%)	30.9	16.6	10.8	21.4

(million euro)

Calculated on a twelve-month period ending on December 31, 2007	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	6,491	2,936	319	10,094
Exclusion of after-tax finance expenses/interest income	-	-	-	174

Adjusted net profit unlevered	6,491	2,936	319	10,268
Adjusted capital employed, net:
- at the beginning of period	18,590	18,906	5,631	47,966
- at the end of period	24,643	20,547	7,149	58,695

Adjusted average capital employed, net	21,617	19,727	6,390	53,331

ROACE adjusted (%)	30.0	14.9	5.0	19.3

Summarized cash flow statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.
The free cash flow is a non-GAAP measure of financial performance.

SUMMARIZED CASH FLOW STATEMENT

(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	First Half 2007	First Half 2008

2,423	3,595	3,637	Net profit	5,166	7,227
			Adjustments to reconcile to cash generated from operating profit before changes in working capital:
1,620	1,744	2,130	- depreciation, depletion and amortization and other non monetary items	2,871	3,874
(12)	(195)	(12)	- net gains on disposal of assets	(26)	(207)
1,973	2,966	2,296	- dividends, interest, income taxes and other changes	4,370	5,262

6,004	8,110	8,046	Cash generated from operating profit before changes in working capital	12,381	16,156
478	(1,253)	103	Changes in working capital related to operations	923	(1,150)
(2,362)	(2,098)	(2,958)	Dividends received, taxes paid, interest (paid) received during the period	(3,621)	(5,056)

4,120	4,759	5,191	Net cash provided by operating activities	9,683	9,950
(2,244)	(3,118)	(3,641)	Capital expenditures	(4,257)	(6,759)
(4,925)	(1,784)	(165)	Acquisition of investments and businesses	(4,935)	(1,949)
164	328	145	Disposals	176	473
358	324	257	Other cash flow related to investing activities	206	581

(2,527)	509	1,787	Free cash flow	873	2,296
5,265	(629)	(1,200)	Borrowings (repayment) of debt related to financing activities	230	(1,829)
(253)	687	1,423	Changes in short and long-term finance debt	4,634	2,110
(2,821)	(199)	(2,959)	Dividends paid and changes in minority interest and reserves	(3,266)	(3,158)
(19)	(141)	126	Effect of changes in consolidation and exchange differences	(88)	(15)

(355)	227	(823)	NET CASH FLOW FOR THE PERIOD	2,383	(596)

CHANGES IN NET BORROWINGS

(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	First Half 2007	First Half 2008

(2,527)	509	1,787	Free cash flow	873	2,296
			Net borrowings of acquired companies
(24)			Net borrowings of divested companies	(24)
102	426	198	Exchange differences on net borrowings and other changes	62	624
(2,821)	(199)	(2,959)	Dividends paid and changes in minority interest and reserves	(3,266)	(3,158)
(5,270)	736	(974)	CHANGES IN NET BORROWINGS	(2,355)	(238)

In the first half of 2008 capital expenditures amounting to euro 6,759 million (euro 4,257 million in the first half of 2007), related mainly to:

-	development activities (euro 2,827 million) deployed mainly in Egypt, Kazakhstan, Angola, Italy and Congo and exploratory projects (euro 981 million) of which 93% was spent outside Italy, primarily in the United States, Egypt, Angola, Libya, Norway and United Kingdom. Capital expenditures for the purchase of proved and unproved property (euro 621 million) related to the extension of the duration of Eni’s mineral rights in Libya, following the agreement signed in October 2007 with Noc, the National Oil Corporation;
-	upgrading of natural gas import pipelines to Italy and the development and maintenance of Eni’s natural gas transport network in Italy (for an overall amount of euro 703 million);
-	projects aimed at improving the conversion capacity and flexibility of refineries, including the construction of a new hydrocracking unit at the Sannazzaro refinery (euro 251 million), as well as building and upgrading service stations in Italy and outside Italy (euro 81 million);
-	upgrading of the fleet used in the Engineering & Construction division (euro 977 million).

Investments and purchase of consolidated subsidiaries and businesses (euro 1,949 million) related mainly to the completion of the acquisition of Burren Energy (euro 1,700 million, net of acquired cash amounting to euro 100 million).

Disposals (euro 473 million) related mainly to the sale of the Engineering & Construction division’s 30% stake in GTT (Gaztransport et Technigaz SAS). GTT is a company owning a patent for the construction of tanks to transport LNG.

Capital expenditures
EXPLORATION & PRODUCTION
(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	First Half 2007	First Half 2008

23	324	297	Acquisitions of proved and unproved property	96	621
6	324	277	North Africa	11	601
		13	West Africa		13
17		7	Rest of world	85	7
375	528	453	Exploration	748	981
28	22	49	Italy	62	71
86	123	90	North Africa	169	213
69	93	46	West Africa	138	139
49	84	64	North Sea	124	148
9	4	3	Caspian Area	19	7
134	202	201	Rest of world	236	403
1,056	1,258	1,569	Development	1,965	2,827
147	157	200	Italy	254	357
23	39	59	of which: storage	34	98
207	272	270	North Africa	395	542
256	306	474	West Africa	522	780
114	89	123	North Sea	203	212
182	211	224	Caspian Area	316	435
150	223	278	Rest of world	275	501
17	12	21	Other expenditures	28	33
1,471	2,122	2,340		2,837	4,462

GAS & POWER
(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	First Half 2007	First Half 2008

263	375	293	Italy	425	668
42	36	167	Outside Italy	101	203
305	411	460		526	871
52	32	50	Marketing	112	82
11	9	32	- Marketing	24	41
	1	12	Italy	8	13
11	8	20	Outside Italy	16	28
41	23	18	- Power generation	88	41
222	351	263	Regulated businesses in Italy	329	614
191	319	210	- Transport	273	529
31	32	53	- Distribution	56	85
31	28	147	International transport	85	175
305	411	460		526	871

REFINING & MARKETING
(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	First Half 2007	First Half 2008

160	140	178	Italy	283	318
25	9	23	Outside Italy	36	32
185	149	201		319	350
110	113	138	Refining, Supply and Logistic	214	251
110	113	138	Italy	214	251
55	28	53	Marketing	85	81
30	19	30	Italy	49	49
25	9	23	Outside Italy	36	32
20	8	10	Other activities	20	18
185	149	201		319	350

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	First Half 2007	First Half 2008

1,736	1,796	1,772	Production of oil and natural gas (a) (b)	(kboe/d)	1,735	1,784
215	206	204	Italy		219	205
599	626	652	North Africa		583	639
333	325	305	West Africa		335	315
264	236	249	North Sea		275	243
121	138	124	Caspian Area		117	131
204	265	238	Rest of world		206	251
152.2	157.0	156.9	Oil and natural gas sold (a)	(mmboe)	302.3	313.9

PRODUCTION OF LIQUIDS BY REGION

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	First Half 2007	First Half 2008

1,026	1,012	998	Production of liquids (a)	(kbbl/d)	1,028	1,005
76	72	70	Italy		76	71
333	333	346	North Africa		331	340
285	280	259	West Africa		286	269
155	141	145	North Sea		163	143
79	89	82	Caspian Area		75	86
98	97	96	Rest of world		97	96

PRODUCTION OF NATURAL GAS BY REGION

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	First Half 2007	First Half 2008

4,082	4,503	4,442	Production of natural gas (a) (b)	(mmcf/d)	4,063	4,472
801	768	771	Italy		820	770
1,524	1,681	1,755	North Africa		1,446	1,718
278	260	263	West Africa		279	261
626	550	598	North Sea		647	574
240	283	239	Caspian Area		236	261
613	961	816	Rest of world		635	888

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (285 and 296 mmcf/d in the second quarter of 2008 and 2007, respectively, 284 and 292 mmcf/d in the first half of 2008 and 2007 respectively and 282 mmcf/d in the first quarter of 2008).

Petrochemicals
(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	First Half 2007	First Half 2008

			Sales of petrochemical products
739	747	670	Basic petrochemicals	1,510	1,417
272	274	265	Styrene and elastomers	544	539
384	353	368	Polyethylene	758	721

1,395	1,374	1,303		2,812	2,677

2,181	2,157	1,979	Production	4,411	4,136

Engineering & Construction
(million euro)

Second Quarter 2007	First Quarter 2008	Second Quarter 2008	First Half 2007	First Half 2008

			Orders acquired
816	1,581	1,838	Offshore	1,881	3,419
1,597	464	591	Onshore	2,774	1,055
72	131	82	Offshore drilling	144	213
95	79	705	Onshore drilling	149	784

2,580	2,255	3,216		4,948	5,471

(million euro)

Orders backlog	Dec. 31, 2007	June 30, 2008

	15,390	16,191

PRESS RELEASE

Rome, July 31, 2008 - After more than thirty years at Eni, Stefano Cao has decided to leave the company in order to take up new professional challenges. During his time at Eni, Stefano Cao served as President and CEO of Saipem and from 2000 became the Chief Operating Officer of Eni’s E&P Division.

Eni would like to thank Stefano Cao for his dedicated commitment to Eni and the results achieved during his years in the company.

Company contacts:

Press Office: +39 02.52031875 - +39 06.5982398
Free number for shareholders (inside Italy): 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Eni Board of Directors

  Claudio Descalzi appointed Chief Operating Officer E&P Division
  Alessandro Bernini appointed Manager in charge of the preparation of the company’s accounting documents
  Implementation of the 2008 Stock Option Plan finalized
  Favorable orientation indicated for payment of a contribution to the solidarity fund under Decree Law 112/2008

San Donato Milanese (Milan), July 31, 2008 - The Board of Directors held a meeting on July 30, 2008 which appointed Claudio Descalzi as Chief Operating Officer of the E&P Division, replacing Stefano Cao.

Claudio Descalzi, who joined Eni in 1981, held numerous managerial positions in Italy and internationally until his appointment in 2006 as Deputy Chief Operating Officer of the E&P Division.

Moreover, the Board of Directors, with the approval of the Board of Statutory Auditors, appointed Alessandro Bernini as the Manager in charge of the preparation of the company's accounting documents (following Article 154-bis of decree law (D.Lgs.) No. 58/1998) with effect from August 1, 2008.

Alessandro Bernini will be Chief Financial Officer of Eni with effect from August 1, 2008.

The Board of Directors, as authorized by the ordinary Shareholders' Meeting of May 25, 2006 and on a proposal drawn up by the Compensation Committee on July 21, 2008, approved:

  the 2008 grant for the 2006-2008 Stock Option Plan;
  the criteria for identification of managers to be granted stock options;
  the grant by the end of 2008 of options for purchase of up to 9,000,000 own shares to the managers in question;
  the Stock Option Plan Regulation for the 2008 Grant.

The Board of Directors also authorized the Chief Executive Officer to identify the grant beneficiaries on the basis of the approved criteria and to implement the grant by December 31, 2008.

On July 30, 2008 a total of 7,249,000 options was granted to 344 managers at an exercise price of euro 22.540. The price was equivalent to the arithmetic average of official share prices on the Mercato Telematico Azionario run by Borsa Italiana SpA in the month prior to the grant.

The general characteristics of the 2008 option grant are described in the information document "Stock Option Plan 2006-2008" published on the www.eni.it website in the Corporate Governance area, "Stock Based Plans: Information Documents" section (table No. 1 of model 7 in Attachment 3A of the Issuers Regulation published in the www.eni.it website).

Finally, the Board of Directors, considering the well-established commitment to sustainability and corporate social responsibility, indicated its favorable orientation for the payment of a contribution to the solidarity fund set up pursuant to Article 81, paragraph 29 of Decree Law (D.L.) No. 112/2008, for a total amount up to euro 200 million. The Board authorized the Chief Executive Officer, together with three directors appointed by minority shareholders, to define the convention with the Minister of Economy, and the implementation tools. The convention will be submitted to the Board of Directors for approval. In any case, the amount will be paid as a contribution to the gas bills of less affluent citizens who will benefit from the solidarity fund.

Company contacts:

Press Office: Tel. +39 02.52031875 - +39 06.5982398
Shareholder freephone: 800940924
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it